As Filed with the Securities and Exchange Commission on November 25, 1997

                                              Registration No.333-_____________

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUST
                           REGISTERED ON FORM N-8B-2

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II
                             (Exact name of trust)

                     THE LIFE INSURANCE COMPANY OF VIRGINIA
                              (Name of depositor)
                             6610 West Broad Street
                            Richmond, Virginia 23230
         (Complete address of depositor's principal executive offices)

Name and complete address of agent for service:      Copy to:
J. Neil McMurdie, Esq.                               Stephen E. Roth, Esq.
The Life Insurance Company of Virginia               Sutherland, Asbill & Brennan, L.L.P.
6610 West Broad Street                               1275 Pennsylvania Avenue, N.W.
Richmond, Virginia 23230                             Washington, DC  20004-2404


Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement

Securities Being Offered: Flexible Premium Variable Life Insurance Policies

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                     THE LIFE INSURANCE COMPANY OF VIRGINIA

                Cross Reference to Items Required by form N-8B-2

N-8B-2 ITEM                  CAPTION IN PROSPECTUS
-----------                  ---------------------
1                            Cover Page
2                            Cover Page
3                            Not applicable
4                            Sale of the Policies
5                            Separate Account II
6                            Separate Account II
7                            Not applicable
8                            Separate Account II
9                            Litigation
10                           Summary and Diagram of the Policy; Premiums;
                             Allocation Options; Death Benefits; Other Policy
                             Benefits and Provisions; Surrender Benefits; Loan
                             Benefits; Separate Account II; Voting of Fund
                             Shares
11                           Separate Account II; Allocation Options
12                           Separate Account II; Allocation Options
13                           Charges and Deductions
14                           Premiums
15                           Premiums; Allocation Options
16                           Allocation Options
17                           Premiums; Surrender Benefits; Loan Benefits;
                             Requesting Payments and Telephone Transactions
18                           Separate Account II; Allocation Options; Other
                             Policy Benefits and Provisions
19                           Reports to Policy Owners
20                           Separate Account II
21                           Loan Benefits
22                           Not applicable
23                           Life of Virginia
24                           Not applicable
25                           Life of Virginia
26                           Charges and Deductions
27                           Life of Virginia
28                           Life of Virginia
29                           Life of Virginia
30                           Not applicable
31                           Not applicable
32                           Not applicable
33                           Not applicable
34                           Not applicable
35                           Life of Virginia
36                           Not applicable

N-8B-2 ITEM                  CAPTION IN PROSPECTUS
-----------                  ---------------------
37                           Not applicable
38                           Sale of the Policies
39                           Sale of the Policies
40                           Not Applicable
41                           Sale of the Policies
42                           Not applicable
43                           Not applicable
44                           How Your Policy Account Values Vary
45                           Not applicable
46                           How Your Policy Account Values Vary
47                           Allocation Options
48                           Life of Virginia; Separate Account II; Allocation
                             Options
49                           Not applicable
50                           Separate Account II; Allocation Options
51                           Premiums; Allocation Options; Charges and
                             Deductions; Surrender Benefits
52                           Separate Account II; Allocation Options; Other
                             Policy Benefits and Provisions
53                           Tax Considerations
54                           Not applicable
55                           Hypothetical Illustrations
56                           Not applicable
57                           Not applicable
58                           Not applicable
59                           Financial Statements

                                     PART I

                         PROSPECTUS DATED _____________
                Flexible Premium Variable Life Insurance Policy

                            Form 1250 CR 10/7

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II
                     The Life Insurance Company of Virginia
                             6610 West Broad Street
                            Richmond, Virginia 23230
                            Telephone (800) 352-9910


         This prospectus describes a flexible premium variable life insurance policy offered by The Life Insurance Company of Virginia. The Policy is designed to provide life insurance protection on the Insured named in the Policy and at the same time provide flexibility to vary the amount and timing of premiums and to change the amount of death benefit payable under the Policy. This flexibility allows you to provide for changing insurance needs under a single insurance policy.

         You may allocate Net Premiums and Account Value to one or more Investment Subdivisions of the Life of Virginia Separate Account II, within certain limits. Each Investment Subdivision invests solely in a corresponding portfolio of the available Funds. Currently, there are nine Funds available under the Policy: the Janus Aspen Series, the Variable Insurance Products Fund, the Variable Insurance Products Fund II, the Variable Insurance Products Fund III, the GE Investments Funds, Inc., the Oppenheimer Variable Account Funds, the Federated Insurance Series, The Alger American Fund, and the PBHG Insurance Series Fund, Inc.

         You can elect one of two Death Benefit Options under the Policy. Under Option A, the Life Insurance Proceeds will equal the greater of (1) the Specified Amount plus the Policy's Account Value, or (2) the Account Value multiplied by the applicable corridor percentage. Under Option B, the Life Insurance Proceeds will equal the greater of (1) the Specified Amount, or (2) the Account Value multiplied by the applicable corridor percentage. Under both options, the Specified Amount and Account Value are determined on the date of the Insured's death. We guarantee that the Life Insurance Proceeds will never be less than the Specified Amount so long as the Policy is in force.

         The Policy provides for a Surrender Value. Because this value is based on the performance of the Funds, to the extent of allocations to Separate Account II, there is no guaranteed Surrender Value or guaranteed minimum Surrender Value. On any given day, the Surrender Value could be more or less than the premiums paid. If the Surrender Value is insufficient to cover the charges due under the Policy, the Policy will lapse without value. However, the Policy will not lapse during the Continuation Period, regardless of the sufficiency of the Surrender Value, so long as the Net Total Premium is at least equal to the Continuation Amount.

         The Policy also provides for Policy loans and permits partial surrenders within limits. In addition, you can elect dollar-cost averaging or portfolio rebalancing programs.

             THIS PROSPECTUS SHOULD BE READ CAREFULLY AND RETAINED
             FOR FUTURE REFERENCE. PROSPECTUSES FOR THE FUNDS MUST
                ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN
                       CONJUNCTION WITH THIS PROSPECTUS.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
         SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND
            EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
          OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

           INTERESTS IN THE POLICIES AND FUNDS ARE NOT DEPOSITS WITH,
             OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK
             OR BANK AFFILIATE, AND ARE NOT INSURED BY THE FEDERAL
               DEPOSIT INSURANCE CORPORATION (FDIC), THE FEDERAL
                 RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.



                               TABLE OF CONTENTS

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                                                 Page                                                      Page
                                                 ----                                                      ----
SUMMARY AND DIAGRAM OF                              5       HYPOTHETICAL ILLUSTRATIONS                       28
     THE POLICY                                             REQUESTING PAYMENTS AND                          33
     Fund Charges                                   8           TELEPHONE TRANSACTIONS
DEFINITIONS                                        10           Requesting Payments                          33
PREMIUMS                                           12           Telephone Transactions                       33
     Applying for a Policy                         12       OTHER POLICY BENEFITS AND                        33
     Free Look Right to Cancel                     12           PROVISIONS
     Premiums                                      12           Exchange Privilege                           33
     Periodic Premium Plan                         12           Optional Payment Plans                       33
     Premium to Prevent Lapse                      13           Other Policy Provisions                      34
     Minimum Premium Payment                       13           Owner                                        35
     Death Benefit Guarantee                       13           Beneficiary                                  35
     Crediting Premium to the Policy               13           Reinstatement                                35
ALLOCATION OPTIONS                                 14           Trustee                                      35
     Net Premium Allocations                       14           Other Changes                                35
     Investment Subdivisions                       14           Reports                                      35
     Transfers                                     18           Change of Owner                              35
     Dollar-Cost Averaging                         19           Supplemental Benefits                        36
     Portfolio Rebalancing                         19           Using the Policy as Collateral               36
     Powers of Attorney                            19           Reinsurance                                  36
CHARGES AND DEDUCTIONS                             20       LIFE OF VIRGINIA                                 36
     Premium Charge                                20           The Life Insurance Company of Virginia       36
     Mortality and Expense Risk                    20           State Regulation                             36
         Charge                                                 Executive Officers and Directors             36
     Monthly Deduction                             20           Separate Account II                          38
     Surrender Charge                              20           Changes to Separate Account II               38
     Cost of Insurance                             21           Voting of Fund Shares                        38
     Other Charges                                 21       TAX CONSIDERATIONS                               39
     Reduction of Charges for Group Sales          21           Tax Status of the Policy                     39
HOW YOUR ACCOUNT VALUE VARIES                      22           Tax Treatment of Policy Proceeds             40
     Account Value                                 22           Tax Treatment of Policy Loans                41
     Surrender Value                               22             and Other Distributions
     Investment Subdivision Values                 22           Taxation of Life of Virginia                 42
DEATH BENEFITS                                     23           Income Tax Withholding                       42
     Amount of Death Benefit Payable               23           Other Considerations                         42
     Death Benefit Options                         23       LEGAL DEVELOPMENTS -                             42
     Changing the Death Benefit Option             24           REGARDING EMPLOYMENT
       Accelerated Benefit Rider                   24           RELATED BENEFIT PLANS
     Effect of Partial Surrenders on               25       ADDITIONAL INFORMATION                           42
       Life Insurance Proceeds                                  Sale of Policies                             42
     Change in Existing Coverage                   25           Other Information                            43
     Changing the Beneficiary                      26           Litigation                                   43
LOAN BENEFITS                                      26           Legal Matters                                43
     Interest                                      26           Experts                                      43
     Repayment of Policy Debt                      26           Change in Auditors                           43
     Effect of Policy Loan                         26           Financial Statements                         44
SURRENDER BENEFITS                                 27
     Full Surrender                                27
     Partial Surrender                             27

This prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made. No person is authorized to make any representations in connection with this offering other than those representations contained in this prospectus and the Fund prospectuses and Statements of Additional Information.

SUMMARY AND DIAGRAM OF THE POLICY

The following summary of prospectus information and diagram of the important features of the Policy should be read in conjunction with the more detailed information appearing elsewhere in this prospectus. Unless otherwise indicated, the description of the Policy in this prospectus assumes that the Policy is in force and there is no Policy Debt. Definitions of certain terms used in this prospectus may be found by referring to the DEFINITIONS section immediately following the diagram.

        Purpose of the Policy. The Policy is designed to provide insurance benefits with a long-term investment element. The Policy should be considered in conjunction with your other insurance. It may not be advantageous to replace existing insurance with the Policy.

        Comparison with Universal Life Insurance. The Policy is similar in many ways to universal life insurance. As with universal life insurance: the Owner pays premiums for insurance coverage on the Insured; the Policy provides for the accumulation of Surrender Value that is payable if the Policy is surrendered during the Insured's lifetime; and the Surrender Value may be substantially lower than the premiums paid. However, the Policy differs from universal life insurance in that the Surrender Value may decrease if the investment performance of the Investment Subdivisions to which Account Value is allocated is sufficiently adverse. If the Surrender Value becomes insufficient to cover charges when due and the Continuation Period is not in effect, the Policy will lapse without value after a grace period. See "Premium to Prevent Lapse."

         Tax Considerations. We intend for the Policy to satisfy the definition of a life insurance contract under section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). Under certain circumstances, a Policy could be treated as a "modified endowment contract." We will monitor Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a modified endowment contract. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a modified endowment contract, see the "TAX CONSIDERATIONS" section below.

         Free Look Right to Cancel. For a limited time after the Policy is issued, you have the right to cancel your Policy and receive the sum of all charges deducted from premiums paid plus Net Premiums adjusted by investment gains and losses or, if required by state law, a full refund of all premiums paid. See "Free Look Right to Cancel" and "Net Premium Allocations."

         Other Policies. We offer other variable life insurance policies which also invest in the same portfolios of the Funds. These Policies may have different charges that could affect the value of the Investment Subdivisions and may offer different benefits more suitable to your needs. To obtain more information about these policies, contact your agent, or call (800) 352-9910.

         Inquiries. If you have any questions, you may write or call our Home Office at 6610 West Broad Street, Richmond, Virginia 23230, (800) 352-9910.

                               DIAGRAM OF POLICY


                                    PREMIUMS

o You select a premium payment plan. You are not required to pay premiums according to the plan, but may vary the frequency and amount, within limits, and can skip planned premiums. See "Periodic Premium Plan."

o Premium amounts depend on the Insured's Age, sex (where applicable), risk class, Specified Amount selected, and any supplemental benefit riders. See "Premiums."

o    Unscheduled premium payments may be made, within limits.  See "Premiums."

o Under certain circumstances, extra premiums may be required to prevent lapse. See "Premium to Prevent Lapse."


                            DEDUCTION FROM PREMIUMS


o Currently, a 8% premium charge (10% maximum) is deducted from each premium before allocation to an Investment Subdivision resulting in a Net Premium. A premium charge will not be assessed against the policy loan portion of a premium received from the rollover of a life insurance policy. See "Premium Charge."


                           ALLOCATION OF NET PREMIUMS

o You direct the allocation of Net Premiums among up to seven of the Investment Subdivisions of Separate Account II. For states that require the refund of premiums during the free look period, we will allocate Net Premiums to the Money Market Investment Subdivision for 15 days, then to your designated Investment Subdivisions. See "Net Premium Allocations" for rules and limits.

o The Investment Subdivisions invest in corresponding portfolios of the following Funds:


        Janus Aspen Series                                  GE Investments Funds, Inc. (Continued)
           Growth Portfolio                                     Total Return Fund
           Aggressive Growth Portfolio                          International Equity Fund
           International Growth Portfolio                       Real Estate Securities Fund
           Worldwide Growth Portfolio                           Global Income Fund
           Balanced Portfolio                                   Value Equity Fund
           Flexible Income Portfolio                            Income Fund
           Capital Appreciation Portfolio                   Oppenheimer Variable Account Funds
        Variable Insurance Products Fund                        Oppenheimer Bond Fund
           Equity-Income Portfolio                              Oppenheimer Capital Appreciation Fund
           Overseas Portfolio                                   Oppenheimer Growth Fund
           Growth Portfolio                                     Oppenheimer High Income Fund
        Variable Insurance Products Fund II                     Oppenheimer Multiple Strategies Fund
           Asset Manager Portfolio                          Federated Insurance Series
           Contrafund Portfolio                                 Federated American Leaders Fund II
        Variable Insurance Products Fund III                    Federated Utility Fund II
           Growth & Income Portfolio                            Federated High Income Bond Fund II
           Growth Opportunities Portfolio                   The Alger American Fund
        GE Investments Funds, Inc.                              Alger American Growth Portfolio
           S&P 500 Index Fund                                   Alger American Small Capitalization Portfolio
           Money Market Fund                                PBHG Insurance Series Fund, Inc.
                                                                PBHG Growth II Portfolio
                                                                PBHG Large Cap Growth Portfolio

See "Investment Subdivisions Options."

                             DEDUCTIONS FROM ASSETS

o Management fees and other expenses are deducted from the assets of each Fund. See "Fund Charges."

o A daily mortality and expense risk charge at a current effective annual rate of 0.70% (maximum effective annual rate of 0.90%) is deducted from assets in the Investment Subdivisions. See "Mortality and Expense Risk Charge."

o A monthly deduction is made each month from the Account Value for (1) the cost of insurance, (2) a current monthly policy charge of $15 in the first Policy Year ($15 per month maximum in the first Policy Year) and $6 per month thereafter ($12 per month maximum after the first Policy Year), and
     (3) supplemental benefit charges. The monthly deduction will also include the increase charge for the first month following an increase in the Specified Amount. See "Monthly Deduction."




                                 ACCOUNT VALUE

o Account Value is the total amount under the Policy in each Investment Subdivision and the General Account. See "Account Value" and "Investment Subdivision Account Value."

o Account Value serves as the starting point for calculating certain values under a Policy, such as the Surrender Value and the Life Insurance Proceeds. Account Value varies from day to day to reflect investment experience of the Investment Subdivisions, charges deducted and other Policy transactions (such as Policy loans, transfers and partial surrenders.) See "HOW YOUR ACCOUNT VALUE VARIES."

o Account Value can be transferred among the Investment Subdivisions. A $10 transfer processing fee applies to each transfer made after the first transfer in a Policy Month. See "Transfers" for rules and limits. Policy loans reduce the amount available for allocations and transfers.

o There is no minimum guaranteed Account Value. During the Continuation Period, the Policy will lapse if the Surrender Value is insufficient to cover the monthly deduction and the Net Total Premium is less than the Continuation Amount. After the Continuation Period, the Policy will lapse if the Surrender Value is insufficient to cover the monthly deduction. See "Premium to Prevent Lapse."



                 CASH BENEFITS                                                   DEATH BENEFITS
o    Policy loans are available for amounts up to                  o    The minimum Specified Amount available is
     90% of Account Value less any Surrender                            $100,000.
     Charges, less any Policy Debt.  See "LOAN                     o    A death benefit is available under one of two
     BENEFITS" for discussion of interest on Policy                     options: Option A (greater of Specified
     loans and additional rules and limits.  See                        Amount plus Account Value, or a specified
     also "TAX CONSIDERATIONS."                                         percentage of Account Value); or Option B
o    Partial surrenders are available under the                         (greater of Specified Amount, or a specified
     Policy. The minimum partial surrender amount                       percentage of Account Value).  See "DEATH
     is $500, and a fee equal to the lesser of $25                      BENEFITS."
     or 2% of the  amount of the partial surrender                 o    A death benefit is payable as a lump sum or
     will apply to each Partial Surrender.  See                         under a variety of payment options.
     "Partial Surrender" for rules and limits.                     o    The Specified Amount and the Death Benefit
o    The Policy can be surrendered at any time for                      Option may be changed.  See "Change in
     its Surrender Value (Account Value minus                           Existing Coverage" and "Changing the Death
     Policy Debt and minus any applicable surrender                     Benefit Option" for rules and limits.
     charge).  A surrender charge will apply during                o    During the Continuation Period, the death
     the first 15 Policy Years.  See "Full                              benefit guarantee keeps the Policy in force
     Surrender" and "Surrender Charge."                                 regardless of the sufficiency of Surrender
o    A variety of payment options are available.                        Value so long as Net Total Premium is at
     See "Requesting Payments."                                         least equal to the Continuation Amount.  See
                                                                        "Death Benefit Guarantee."

         Fund Charges. The fees and expenses for each of the Funds (as a percentage of net assets) for the most recent fiscal year are set forth in the following table. For more information on these fees and expenses, see the prospectuses for the Funds which accompany this prospectus.


                                                       Management
                                                          Fees
                                                       (after fee           Other Expenses
                                                       waiver as        (after reimbursement-         Total Annual
         Fund                                         applicable)           as applicable)              Expenses
         ----                                         -----------       ----------------------        ------------
Janus Aspen Series:
   Growth Portfolio                                      0.65%                  0.04%                     0.69%
   Aggressive Growth Portfolio                           0.72%                  0.04%                     0.76%
   International Growth Portfolio                        0.05%                  1.21%                     1.26%
   Worldwide Growth Portfolio                            0.66%                  0.14%                     0.80%
   Balanced Portfolio                                    0.79%                  0.15%                     0.94%
   Flexible Income Portfolio                             0.65%                  0.19%                     0.84%
   Capital Appreciation Portfolio *                      0.75%                  0.30%                     1.05%
Variable Insurance Products Fund:
   Equity-Income Portfolio                               0.51%                  0.07%                     0.58%
   Overseas Portfolio                                    0.76%                  0.17%                     0.93%
   Growth Portfolio                                      0.61%                  0.08%                     0.69%
Variable Insurance Products Fund II:
   Asset Manager Portfolio                               0.64%                  0.10%                     0.74%
   Contrafund Portfolio                                  0.61%                  0.13%                     0.74%
Variable Insurance Products Fund III:
   Growth and Income Portfolio                           0.50%                  0.20%                     0.70%
   Growth Opportunities Portfolio                        0.61%                  0.16%                     0.77%
GE Investments Funds, Inc.:
   S&P 500 Index Fund                                    0.35%                  0.13%                     0.48%
   Money Market Fund                                     0.10%                  0.05%                     0.15%
   Total Return Fund                                     0.50%                  0.10%                     0.60%
   International Equity Fund                             1.00%                  0.50%                     1.50%
   Real Estate Securities Fund                           0.85%                  0.22%                     1.07%
   Global Income Fund *                                  0.60%                  0.30%                     0.90%
   Value Equity Fund *                                   0.65%                  0.26%                     0.91%
   Income Fund*                                          0.50%                  0.13%                     0.63%
Oppenheimer Variable Account Funds:
   Oppenheimer Bond Fund                                 0.74%                  0.04%                     0.78%
   Oppenheimer Capital Appreciation Fund                 0.72%                  0.03%                     0.75%
   Oppenheimer Growth Fund                               0.75%                  0.04%                     0.79%
   Oppenheimer High Income Fund                          0.75%                  0.06%                     0.81%
   Oppenheimer Multiple Strategies Fund                  0.73%                  0.04%                     0.77%
Federated Insurance Series:
   Federated American Leaders Fund II                    0.53%                  0.32%                     0.85%
   Federated Utility Fund II                             0.24%                  0.61%                     0.85%
   Federated High Income Bond Fund II                    0.01%                  0.79%                     0.80%
The Alger American Fund:
   Alger American Growth Portfolio                       0.75%                  0.04%                     0.79%
   Alger American Small Capitalization Portfolio         0.85%                  0.03%                     0.88%
PBHG Insurance Series Fund, Inc.:
   Growth II Portfolio *                                 0.85%                  0.30%                     1.15%
   Large Cap Growth Portfolio *                          0.72%                  0.38%                     1.10%


*The Global Income Fund, Value Equity Fund and Income Fund of the GE Investments Funds, Inc., the Capital Appreciation Portfolio of the Janus Aspen Series, and the Growth II Portfolio and Large Cap Growth Portfolio of the PBHG Insurance Series Fund, Inc. had not yet commenced operations as of December 31, 1996. Therefore, the fees and expenses for these portfolios are estimates.

  The purpose of this table is to assist the Owner in understanding the various costs and expenses that an Owner will bear, directly and indirectly. Except as noted below, the Table reflects charges and expenses of Account II as well as the underlying Funds for the most recent fiscal year. For more information on the charges described in this table, see Charges and Deductions and the Prospectuses for the underlying Funds which accompany this Prospectus. In addition to the expenses listed above, premium taxes varying from 0 to 3.5% may be applicable.

  The expense information regarding the Funds was provided by those Funds. The Janus Aspen Series, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Oppenheimer Variable Account Funds, Federated Insurance Series, The Alger American Fund, and PBHG Insurance Series Fund, Inc. and their investment advisers are not affiliated with Life of Virginia. While Life of Virginia has no reason to doubt the accuracy of these figures provided by these non-affiliated Funds, Life of Virginia has not independently verified such information. The annual expenses listed for the Funds are net of certain reimbursements by the Funds' investment advisers, as described below. Life of Virginia cannot guarantee that the reimbursements will continue.

  Absent certain reimbursements that are reflected in the table, the total annual expenses of the portfolios of the Janus Aspen Series during 1996 would have been .83% for Growth Portfolio, .83% for Aggressive Growth Portfolio, 0.91% for Worldwide Growth Portfolio, 2.21% for International Growth Portfolio, and 1.07% for Balanced Portfolio. The Other Expenses listed for the Capital Appreciation Portfolio of Janus Aspen Series are estimates provided by the Fund because the portfolio had not yet commenced operations as of December 31, 1996. The total expenses absent fee waivers are estimated to be 1.30%.

  Absent certain reimbursements and reductions that are reflected in the table, the total annual expenses of the portfolios of the Variable Insurance Products Fund during 1996 would have been 0.56% for VIP Equity-Income Portfolio, 0.67% for VIP Growth Portfolio and O.92% for VIP Overseas Portfolio.

  Absent certain reimbursements and reductions that are reflected in the table, the total annual expenses of the portfolios of the Variable Insurance Products Fund II during 1996 would have been 0.73 for VIP Asset Manager Portfolio and 0.71% for VIP Contrafund Portfolio.

  Absent certain reimbursements and reductions that are reflected in the table, the total annual expenses of the portfolios of the Variable Insurance Products Fund III during 1996 would have been 0.77% for VIP Growth Opportunities Portfolio.

  GE Investment Management Incorporated currently serves as investment adviser to GE Investments Funds, Inc. (formerly Life of Virginia Series Fund, Inc.). Prior to May 1, 1997, Aon Advisors, Inc. served as investment adviser to this Fund and had agreed to reimburse the Fund for certain expenses of each of the Fund's portfolios. Absent certain fee waivers or reimbursements, the total annual expenses of the portfolios of GE Investments Funds, Inc. during 1996 would have been 0.48% for S&P 500 Index Fund, 0.55% for Money Market Fund, 0.60% for Total Return Fund, 1.56% for International Equity Fund, and 1.07% for Real Estate Securities Fund,. The Other Expenses for the Global Income Fund, the Value Equity Fund and the Income Fund are estimates by the Fund since these portfolios were recently organized and have no operating history, and actual expenses may be greater or less than those shown.

  Absent certain fee waivers or reimbursements, the total annual expenses of the portfolios of the Federated Insurance Series during 1996 would have been 1.36% for Federated Utility Fund II, 1.39% for Federated High Income Bond Fund II, and 1.07% for Federated American Leaders Fund II.

  The Other Expenses listed for the Growth II Portfolio and Large Cap Growth Portfolio of PBHG Insurance Series Fund, Inc. are estimates provided by the Fund because the portfolios were recently organized and have a brief operating history. Actual expenses may be greater or less than those shown.

DEFINITIONS

Account Value - Account Value is the total amount under the Policy in each Investment Subdivision and the General Account.

Age - The age on the Insured's birthday nearest the Policy Date or a Policy Anniversary.

Attained Age - The Insured's Age on the Policy Date plus the number of full years since the Policy Date.

Beneficiary - The person or entity designated by you to receive the death benefit payable at the death of the Insured.

Continuation Amount - A cumulative amount set forth on the Policy data pages for each month of the Continuation Period representing the minimum Net Total Premium required to keep the Policy in force during the Continuation Period.

Continuation Period - The number of Policy years during which the Policy will not lapse if the Net Total Premium is at least equal to the Continuation Amount for the number of Policy Months that the Policy has been in force. The Continuation Period varies by issue Age as follows: 25 years for Ages 0 - 45; 20 years for Ages 46 - 55; 15 years for Ages 56 - 70; and 10 years for Ages 71 and older.

Eligible Proceeds - Total Proceeds subject to a maximum of $250,000 from of all our policies or certificates covering the Insured.

Fund - Any open-end management investment company, or unit investment trust, in which Separate Account II invests.

General Account - Assets of Life of Virginia other than those allocated to Separate Account II or any of our other separate accounts.

Home Office - Life of Virginia's offices at 6610 West Broad Street, Richmond, Virginia 23230, 1-804-281-6000.

Insured - The person upon whose life the Policy is issued.

Investment Subdivision - A subdivision of Separate Account II, the assets of which are invested exclusively in a corresponding Fund.

Life Insurance Proceeds - The amount payable upon the death of the Insured. The Life Insurance Proceeds will be reduced by outstanding Policy Debt and past due charges, if any, to determine the death benefit payable under the Policy.

Life of Virginia - The Life Insurance Company of Virginia. "We," "us," or "our" refers to Life of Virginia.

Monthly Anniversary Day - The same day in each month as the Policy Date.

Net Premium - The portion of each premium paid allocated to one or more Investment Subdivision, and used in determining the Account Value.

Net Premium Factor - The factor used in determining the Net Premium which represents a deduction from each premium paid.

Net Total Premium - On any date, Net Total Premium equals the total of all premiums paid to that date less (a) divided by (b), where:

         (a) is any outstanding Policy Debt, plus the sum of any partial surrenders to date; and

         (b) is the Net Premium Factor.

Optional Payment Plan - A plan under which Life Insurance Proceeds or Surrender Value proceeds can be used to provide a series of periodic payments to you or a Beneficiary.

Owner - The Owner of the Policy. "You" or "your" refers to the Owner. Contingent Owners may also be named.

Planned Periodic Premium - A level premium amount scheduled for payment at fixed intervals over a specified period of time.

Policy - The Policy with any attached application(s), and any riders and endorsements.

Policy Date - The date as of which the Policy is issued and as of which it becomes effective. Policy Years and Anniversaries are measured from the Policy Date.

Policy Debt - The amount of outstanding loans plus accrued interest.

Policy Month - A one-month period beginning on a Monthly Anniversary Day and ending on the day immediately preceding the next Monthly Anniversary Day.

Separate Account II - The segregated asset account of Life of Virginia to which Net Premiums are allocated.

Specified Amount - An amount used in determining the insurance coverage on an insured life.

Surrender Value - The amount payable to you upon surrender of the Policy.

Total Proceeds - Life Insurance Proceeds plus any additional term insurance on a terminally ill Insured added to the Policy by rider, not including the Children's Insurance Rider. Total proceeds will not include any proceeds payable under the Accidental Death Benefit Rider or any proceeds payable under the Policy or any additional term insurance rider on the Insured that would expire within 24 months of the date we receive proof of terminal illness. No adjustment to the Total Proceeds will be made for any Policy Debt, but adjustments will be made for any misstatement of age or sex of a terminally ill Insured.

Unit Value - Unit of measure used to calculate the Account Value for each Investment Subdivision.

Valuation Day - For each Investment Subdivision, each day on which the New York Stock Exchange is open for business except for days that the Investment Subdivision's corresponding Fund does not value its shares.

Valuation Period - The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.

PREMIUMS

         Applying for a Policy. To purchase a Policy, you must complete an application and submit it to us at our Home Office at 6610 West Broad Street, Richmond, VA 23230. You also must pay an initial premium of a sufficient amount. See "Premiums," below. Your initial premium can be submitted with your application or at a later date. Coverage becomes effective as of the Policy Date.

         Generally, we will issue a Policy covering an Insured up to Age 85 if evidence of insurability satisfies our underwriting rules. Required evidence of insurability may include, among other things, a medical examination of the Insured. We may, in our sole discretion, issue a Policy covering an Insured over Age 85. We reserve the right not to accept an application for any lawful reason.

         Free Look Right to Cancel. During your "free-look" period, you may cancel your Policy and receive a refund of all charges deducted from premiums paid, plus the Net Premiums allocated to Separate Account II adjusted for investment gains and losses. Some states require the refund of all premiums paid. Generally, the free look period expires 10 days after you receive your Policy. Some states may require a longer period. If you decide to cancel the Policy, you must return it by mail or other delivery to us or to our authorized agent. Immediately after mailing or delivery, the Policy will be deemed void from the beginning.

         Premiums. The premium amounts sufficient to fund a Policy depend on a number of factors, such as the Age, sex (where appropriate) and risk class of the proposed Insured, the desired Specified Amount, any supplemental benefits, and investment performance of the Investment Subdivisions. After the initial premium is paid, unscheduled premium payments may be paid in any amount and at any time. We reserve the right, however, to limit the number and amount of any unscheduled premium payment. Additionally, total premiums paid may not exceed guideline premium limitations for life insurance set forth in the Code. We reserve the right to reject any premium, or portion thereof, that would result in the Policy being disqualified as life insurance under the Code and will refund any rejected premium along with any interest accrued thereon. In addition, we will monitor Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a modified endowment contract under the Code. See "TAX CONSIDERATIONS."

         Periodic Premium Plan. When you apply for a Policy, you select a periodic premium payment plan. You may choose to send premiums directly to us either annually, semi-annually, or quarterly. You can also arrange for annual, semi-annual, quarterly or monthly premium payments to be paid via automatic deduction from your bank account or a similar account acceptable to us. You are not required to pay premiums in accordance with this premium plan; rather, you can pay more or less than planned or skip a planned premium payment entirely. You can change the amount of planned premiums and payment arrangements, or switch between frequencies, whenever you want by providing satisfactory written or telephone instructions to our Home Office, which will be effective upon our receipt of the instructions. Depending on the Account Value at the time of an increase in the Specified Amount and the amount of the increase requested, a change in your periodic premium payments may be advisable. See "Change in Existing Coverage."

         Premium to Prevent Lapse. Failure to make a planned premium payment will not automatically cause a Policy to lapse. Generally, a Policy will lapse if the Surrender Value is not sufficient to cover the monthly deduction when due. However, a Policy will not lapse during the Continuation Period, regardless of the sufficiency of the Surrender Value, so long as the Net Total Premium is at least equal to the Continuation Amount. See "Monthly Deduction." If additional premium is necessary to prevent a Policy from lapsing, we will mail to you notice of the amount required to be paid to keep the Policy in force, and you will have a 61-day grace period from the date we mail the notice to make the required premium payment.

         Your Policy will remain in effect during the grace period. If the Insured should die during the grace period before the required premium is paid, the death benefit will still be payable to the Beneficiary, although the amount of the Life Insurance Proceeds will be reduced by the amount of premium that would have been required to keep the Policy in force. See "DEATH BENEFITS -- Amount of Death Benefit Payable." If the required premium has not been paid before the grace period ends, your Policy will lapse. It will have no value and no benefits will be payable. But see "Death Benefit Guarantee" and "Reinstatement" for a mention of your reinstatement rights.

         A grace period also may begin if Policy Debt on any Monthly Anniversary Day exceeds the Account Value less any applicable surrender charges. See "Effect of Policy Loan" for details.

         Minimum Premium Payment. Generally, the minimum amount of premium we will accept in connection with a periodic premium payment plan is $20 ($15 for payments made via automatic deduction from your bank or similar account). Notwithstanding payment of this minimum amount, a Policy may lapse. See "Premium to Prevent Lapse." For purposes of the minimum premium payment requirements, any payment is deemed a planned periodic premium if it is received within 30 days (before or after) of the scheduled date for a planned periodic premium payment and the percentage difference between the planned amount and the actual payment amount is not more than 10%. All other premium payments will be deemed unscheduled premium payments.

         Death Benefit Guarantee. On any Monthly Anniversary Day during the Continuation Period, so long as the Net Total Premium is at least equal to the Continuation Amount for your Policy, the Policy will remain in force, regardless of the sufficiency of Surrender Value to cover the monthly deduction. At the end of the Continuation Period, you may, however, have to make an additional premium payment to keep the Policy in force. See "Premium to Prevent Lapse."

         An increase in Specified Amount will increase the Continuation Amounts. Any termination and subsequent reinstatement of the Policy will reduce the Continuation Amounts. Notwithstanding termination and reinstatement, the Continuation Period will be as though the Policy had been in effect continuously from its original Policy Date. See "Reinstatement."

         Crediting Premium to the Policy. Your initial premium payment will be credited to the Policy on the Policy Date. Any subsequent premium payment (see "Net Premium Allocations," below) will be credited to the Policy on the Valuation Day it is received at our Home Office.

ALLOCATION OPTIONS

         Net Premium Allocations. When you apply for a Policy, you specify the percentage of Net Premium to be allocated to each Investment Subdivision. You may not allocate your Net Premiums and Account Value to more than seven Investment Subdivisions at any given time. You can change the allocation percentages at any time by sending satisfactory written instructions to our Home Office. The change will apply to all premiums received with or after we receive your instructions. Net Premium allocations must be in percentages totaling 100%, and each allocation percentage must be a whole number of at least 1%.

         In general, during the free look period Net Premiums will be allocated to the Investment Subdivisions based on the Net Premium allocation percentages specified in the application. However, for states requiring the refund of premiums during the free look period, all Net Premiums will be allocated to the Investment Subdivision investing in the Money Market Fund of GE Investments Funds. Fifteen days following this allocation, the Account Value is transferred to the Investment Subdivisions based on the Net Premium allocation percentages selected by you. See "How Your Policy Account Values Vary."

         Investment Subdivisions. Separate Account II currently invests in nine series-type mutual funds. Each of the Funds currently available under the Policy is registered with the Securities and Exchange Commission ("SEC") as a diversified open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). There are currently thirty-four Investment Subdivisions available under the Policy. Each Investment Subdivision invests exclusively in a designated investment portfolio of one of the Funds. The assets of each portfolio are separate from other portfolios of that Fund and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate investment portfolio and the investment performance of one portfolio has no effect on the investment of any other portfolio. The Funds may, in the future, activate additional portfolios.

         Before choosing the Investment Subdivisions to allocate your Net Premium and Account Value, carefully read the individual prospectuses for the Funds, along with this prospectus. The investment objectives of each of the portfolios are summarized below. There is no assurance that these objectives will be met.

         Janus Aspen Series. The Janus Aspen Series has seven portfolios that are currently available under the Policy: Growth Portfolio, Aggressive Growth Portfolio, Worldwide Growth Portfolio, International Growth Portfolio, Balanced Portfolio, Flexible Income PortfolioJanus Aspen Series. The Janus Aspen Series has seven portfolios that are currently available under the Policy: Growth Portfolio, Aggressive Growth Portfolio, Worldwide Growth Portfolio, International Growth Portfolio, Balanced Portfolio, Flexible Income Portfolio and Capital Appreciation Portfolio.

         Growth Portfolio has the investment objective of long-term capital growth in a manner consistent with the preservation of capital. The Growth Portfolio is a diversified portfolio that pursues its objectives by investing in common stocks of companies of any size. Generally, this Portfolio emphasizes larger, more established issuers.

         Aggressive Growth Portfolio has the investment objective of long-term growth of capital. The Aggressive Growth Portfolio is a non-diversified portfolio that will seek to achieve its objective by normally investing at least 50% of its equity assets in securities issued by medium-sized companies.

         Worldwide Growth Portfolio has the investment objective of long-term growth of capital in a manner consistent with the preservation of capital. The Worldwide Growth Portfolio will seek to achieve its objective by investing in a diversified portfolio of common stocks of foreign and domestic issuers of all sizes. The Portfolio normally invests in issuers from at least five different countries including the United States.

         International Growth Portfolio has the investment objective of long-term growth of capital. The International Growth Portfolio will seek to achieve its objective primarily through investments in common stocks of issuers located outside the United States. The Portfolio normally invests at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States.

         Balanced Portfolio has the investment objective of long-term growth of capital, consistent with the preservation of capital and balanced by current income. The Portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

         Flexible Income Portfolio has the investment objective of seeking to obtain maximum total return, consistent with preservation of capital. Total return is expected to result from a combination of income and capital appreciation. The Portfolio pursues its objectives primarily by investing in any type of income-producing securities. This Portfolio may have substantial holdings of lower-rated debt securities or "junk" bonds. The risks of investing in junk bonds are described in the prospectus for the Janus Aspen Series, which should be read carefully before investing.

         Capital Appreciation Portfolio is a nondiversified portfolio that has the investment objective of seeking long-term growth of capital. It pursues its objective by investing primarily in common stocks of issuers of any size.

         Janus Capital Corporation serves as investment adviser to the portfolios of Janus Aspen Series.

         Variable Insurance Products Fund. Variable Insurance Products Fund has three portfolios that are currently available under the Policy:

         Variable Insurance Products Fund. Variable Insurance Products Fund has three portfolios that are currently available under the Policy: VIP Equity-Income Portfolio, VIP Growth Portfolio, and VIP Overseas Portfolio.

         VIP Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the portfolio will also consider the potential for capital appreciation. The portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite Index of 500 Stocks.

         VIP Growth Portfolio seeks to achieve capital appreciation. The portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

         VIP Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities. The portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

         Fidelity Management & Research Company serves as investment adviser to the Variable Insurance Products Fund.

         Variable Insurance Products Fund II. Variable Insurance Products Fund II has two portfolios that are currently available under the Policy: VIP Asset Manager Portfolio and VIP Contrafund Portfolio.

         VIP Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed income instruments.

         VIP Contrafund Portfolio seeks capital appreciation by investing mainly in equity securities of companies believed to be undervalued or out-of favor.

         Fidelity Management & Research Company serves as investment adviser to the Variable Insurance Products Fund II.

         Variable Insurance Products Fund III. Variable Insurance Products Fund III has two portfolios that are currently available under the policy: VIP Growth & Income Portfolio and VIP Growth Opportunities Portfolio.

         VIP Growth & Income Portfolio seeks high total return through a combination of current income and capital appreciation by investing mainly in equity securities.

         VIP Growth Opportunities Portfolio seeks capital growth by investing primarily in common stock and securities convertible to common stock.

         Fidelity Management & Research Company serves as investment adviser to the Variable Insurance Products Fund III.

         GE Investments Funds, Inc. GE Investments Funds, Inc. ("GE Investments Funds") has eight portfolios that are currently available under the Policy: S&P 500 Index Fund, Money Market Fund, Total Return Fund, International Equity Fund, Real Estate Securities Fund, Global Income Fund, Value Equity Fund and Income Fund are available to Owners through Separate Account II.

         S&P 500 Index Fund1 has the investment objective of providing capital appreciation and accumulation of income that corresponds to the investment return of the Standard & Poor's 500 Composite Stock Price Index, through investment in common stocks traded on the New York Stock Exchange, the American Stock Exchange and, to a limited extent, in the over-the-counter markets.

         Money Market Fund has the investment objective of providing the highest level of current income as is consistent with high liquidity and safety of principal by investing in high quality money market securities.

         Total Return Fund has the investment objective of providing the highest total return, composed of current income and capital appreciation, as is consistent with prudent investment risk by investing in common stocks, bonds and money market instruments, the proportion of each being continuously determined by the investment adviser.

         International Equity Fund has the investment objective of providing long-term capital appreciation. The portfolio seeks to achieve its objective by investing primarily in equity and equity-related securities of companies that are organized outside of the U.S. or whose securities are principally traded outside of the U.S.

         Real Estate Securities Fund has the investment objective of providing maximum total return through current income and capital appreciation. The portfolio seeks to achieve its objective by investing primarily in securities of U.S. issuers that are principally engaged in or related to the real estate industry including those that own significant real estate assets. The portfolio will not invest directly in real estate.

------------------

        (1) "Standard & Poor's," "S&P," and "S&P 500" are trademarks of McGraw-Hill Companies, Inc. and have been licensed for use by GE Investment Management Incorporated. The S&P 500 Index Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation or warranty, express or implied, regarding the advisability of investing in this Fund or the Policy.

         Global Income Fund has the investment objectives of high total return, emphasizing current income and, to a lesser extent, capital appreciation. The portfolio seeks to achieve these objectives by investing primarily in foreign and domestic income-bearing debt securities and other foreign and domestic income-bearing instruments.

         Value Equity Fund has the investment objective of providing long-term capital appreciation. The portfolio seeks to achieve this objective by investing primarily in common stock and other equity securities that are undervalued by the market and offer above-average capital appreciation potential.

         Income Fund has the investment objective of providing maximum income consistent with prudent investment management and preservation of capital by investing primarily in income-bearing debt securities and other income bearing instruments.

         GE Investment Management, Inc. serves as investment adviser to GE Investments Funds.

         Oppenheimer Variable Account Funds. Oppenheimer Variable Account Funds has five portfolios that are currently available under the Policy: Oppenheimer High Income Fund, Oppenheimer Bond Fund, Oppenheimer Capital Appreciation Fund, Oppenheimer Growth Fund, and Oppenheimer Multiple Strategies Fund.

         Oppenheimer High Income Fund seeks a high level of current income from investment in high yield fixed income securities, including unrated securities or high risk securities in the lower rating categories. These securities may be considered to be speculative. This fund may have substantial holdings of lower-rated debt securities or "junk" bonds. The risks of investing in junk bonds are described in the prospectus for the Oppenheimer Variable Account Funds, which should be read carefully before investing.

         Oppenheimer Bond Fund primarily seeks a high level of current income from investment in high yield fixed income securities rated "Baa" or better by Moody's or "BBB" or better by Standard & Poor's. Secondarily, it seeks capital growth when consistent with its primary objective.

         Oppenheimer Capital Appreciation Fund seeks to achieve capital appreciation by investing in `growth-type' companies.

         Oppenheimer Growth Fund seeks to achieve capital appreciation by investing in securities of well-known established companies.

         Oppenheimer Multiple Strategies Fund seeks a total investment return (which includes current income and capital appreciation in the value of its shares) from investments in common stocks and other equity securities, bonds and other debt securities, and "money market" securities.

         Oppenheimer Funds, Inc. serves as investment adviser to Oppenheimer Variable Account Funds.

         Federated Insurance Series. The Federated Insurance Series has three portfolios that are currently available under the Policy: Federated Utility Fund II, Federated High Income Bond Fund II and Federated American Leaders Fund II.

         Federated Utility Fund II has the investment objective of high current income and moderate capital appreciation. The Federated Utility Fund II will seek to achieve its objective by investing primarily in equity and debt securities of utility companies.

         Federated High Income Bond Fund II has the investment objective of high current income. The Federated High Income Bond Fund II will seek to achieve its investment objective by investing primarily in a diversified portfolio of professionally managed fixed-income securities. The fixed-income securities in which the Fund intends to invest are lower-rated corporate debt obligations, commonly referred to as "junk" bonds. The risks of these securities are described in the prospectus for the Federated Insurance Series, which should be read carefully before investing.

         Federated American Leaders Fund II has the primary investment objective of long-term growth of capital, and a secondary objective of providing income. The Federated American Leaders Fund II will seek to achieve its objective by investing, under normal circumstances, at least 65% of its total assets in common stock of "blue chip" companies.

         Federated Advisers serves as investment adviser to the Federated Insurance Series.

         The Alger American Fund. The Alger American Fund has two portfolios that are currently available under the Policy: Alger American Small Capitalization Portfolio and Alger American Growth Portfolio.

         Alger American Small Capitalization Portfolio seeks long-term capital appreciation. Except during temporary defensive periods, the portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P Small Cap 600 Index, updated quarterly. Both indexes are broad indexes of small capitalization stocks. The portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization outside this combined range and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

         Alger American Growth Portfolio has the investment objective of long-term capital appreciation. Except during temporary defensive periods, this portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase, have a total market capitalization of $1 billion or greater.

         Fred Alger Management, Inc. serves as the investment manager to The Alger American Fund.

         PBHG Insurance Series Fund, Inc.   PBHG Insurance Series Fund, Inc.
("PBHG Insurance Series Fund") has two portfolios that are currently available under the Policy: Growth II Portfolio and Large Cap Growth Portfolio.

         Growth II Portfolio seeks long-term capital appreciation by investing in equity securities of small and medium sized companies (market capitalization of up to $4 billion) which have an outlook for strong earnings growth and significant capital appreciation.

         Large Cap Growth Portfolio seeks long-term capital appreciation by investing primarily in equity securities of larger capitalization companies (market capitalization of greater than $1 billion) which have an outlook for strong growth in earnings and potential for capital appreciation.

         Pilgrim Baxter & Associates serves as investment adviser to the PBHG Insurance Series Fund.

         Transfers. You may transfer Account Value among the Investment Subdivisions at any time after the end of the free look period. Transfer requests may be made in writing or in any other form acceptable to us. A transfer will take effect as of the end of the Valuation Period during which we receive your request at our Home Office.

         We may defer transfers under the same conditions that we may delay paying proceeds. See "Requesting Payments." Currently, there is no limit on the number of transfers among the Investment Subdivisions, but we reserve the right to limit the number of transfers to twelve each calendar year. However, there is a $10 transfer charge for each transfer after the first transfer in any calendar month. The transfer charge is taken from the amount transferred. For purposes of assessing this fee, each transfer request is considered one transfer, regardless of the number of Investment Subdivisions affected by the transfer. We reserve the right to modify, restrict, suspend or eliminate the transfer privileges, including telephone transfer privileges, at any time, for any reason.

         Dollar-Cost Averaging. The dollar-cost averaging program permits you to systematically transfer on a monthly or quarterly basis a set dollar amount from the Investment Subdivision investing in the Money Market Fund of GE Investments Funds to any combination of other Investment Subdivisions. The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. Dollar-cost averaging does not assure a profit or protect against a loss.

         You may participate in the dollar-cost averaging program by selecting the program on the application, completing a dollar-cost averaging agreement, or calling our Home Office. To use the dollar-cost averaging program, you must transfer at least $100 from the Money Market Investment Subdivision with each transfer. Any amount allocated or transferred must also conform to the minimum percentage requirements for Net Premium allocations. See "Net Premium Allocations." Once elected, dollar-cost averaging remains in effect from the date we receive your request until the value of the Investment Subdivision from which transfers are being made is depleted, or until you cancel the program by written request or by telephone if we have your telephone authorization on file. There is no additional charge for dollar-cost averaging. A transfer under this program will not count toward the free transfer permitted each calendar month nor any limit on the maximum number of transfers we may impose for a calendar year. We reserve the right to discontinue offering or to modify the dollar-cost averaging program at any time and for any reason.

         Portfolio Rebalancing. Once your money has been allocated among the Investment Subdivisions, the performance of each Investment Subdivision may cause your allocation to shift. You may instruct us to automatically rebalance (on a quarterly, semi-annual or annual basis) your Account Value to return to the percentages specified in your allocation instructions. You may elect to participate in the portfolio rebalancing program at any time by completing the portfolio rebalancing agreement. Your percentage allocations must be in whole percentages and be at least 1% per allocation. Subsequent changes to your percentage allocations may be made at any time by written or telephone instructions to the Home Office. Once elected, portfolio rebalancing remains in effect from the date we receive your written request until you instruct us to discontinue portfolio rebalancing. There is no additional charge for using portfolio rebalancing, and a portfolio rebalancing transfer is not considered a transfer for purposes of assessing a transfer charge nor for calculating any limit on the maximum number of transfers we may impose for a calendar year. We reserve the right to discontinue offering the portfolio rebalancing program at any time and for any reason. Portfolio rebalancing does not guarantee a profit or protect against loss.

         Powers of Attorney. As a general rule and as a convenience to you, we allow the use of powers of attorney whereby you give a third party the right to effect transfers on your behalf. However, when the same third party possesses powers of attorney executed by many Owners, the result can be simultaneous transfers involving large amounts of Account Value. Such transfers can disrupt the orderly management of the Funds underlying the Policy, can result in higher costs to Owners, and are generally not compatible with the long-range goals of Owners. We believe that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the Funds underlying the Policies, and this position is shared by the managements of those Funds.

         Therefore, to the extent necessary to reduce the adverse effects of simultaneous transfers made by third parties holding multiple powers of attorney, we may not honor such powers of attorney and have instituted or will institute procedures to assure that the transfer requests that we receive have, in fact, been made by the Owners in whose names they are submitted. These procedures will not, however, prevent Owners from making their own transfer requests.

CHARGES AND DEDUCTIONS

         The following charges are deducted. Certain of the charges depend on a number of variables, and are illustrated in the hypothetical illustrations below. The charges are for the services and benefits provided, costs and expenses incurred, and risks assumed by us under or in connection with the Policies. The services and benefits provided include: the cash and death benefits provided by the Policy; investment options, including Net Premium allocations, dollar-cost averaging and portfolio rebalancing programs; administration of various elective options under the Policy; and the distribution of various reports to Owners. The costs and expenses incurred include: those associated with underwriting applications, increases in Specified Amount, and riders; various overhead and other expenses associated with providing the services and benefits provided by the Policy; sales and marketing expenses; and other costs of doing business, such as federal, state and local premium and other taxes and fees. The risks assumed include the risks that insureds may live for a shorter period of time than estimated, resulting in the payment of greater death benefits than expected, and that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

        Premium Charge. We currently deduct an 8% charge (10% maximum) from each premium before allocating the resulting Net Premium to the Investment Subdivisions. A premium charge will not be assessed against the policy loan portion of a premium received from the rollover of a life insurance policy.

        Mortality and Expense Risk Charge. We currently deduct a daily charge from assets in the Investment Subdivisions attributable to the Policies at an effective annual rate of 0.70% of net assets. This charge is guaranteed not to exceed an effective annual rate of 0.90% of net assets. This charge is factored into the net investment factor. See "How Your Account Values Vary."

         Monthly Deduction. We make a monthly deduction on the Policy Date and each Monthly Anniversary Day from Account Value. The monthly deduction for each Policy consists of (1) the cost of insurance charge discussed below, (2) a current monthly policy charge of $15 in the first Policy Year ($15 per month maximum in the first Policy Year) and $6 per month thereafter ($12 per month maximum after the first Policy Year), and (3) any charges for additional benefits added by riders to the Policy (see "Supplemental Benefits"). If an increase in Specified Amount becomes effective, there will be a one-time charge (per increase) of $1.50 per $1,000 of increase included in the monthly deduction (it can not exceed $300 per increase). See "Change in Existing Coverage."

         Surrender Charge. If the Policy is fully surrendered during the surrender charge period, we will deduct a surrender charge. The surrender charge will depend on the Insured's Age at issue, sex (where appropriate), and risk class. The surrender charge is calculated based on an amount per $1,000 of the lowest Specified Amount in effect prior to the surrender. The surrender charge remains level for the first five Policy Years and then decreases each Policy month to zero over the next 10 Policy Years or at Age 95, whichever is earlier. The surrender charge will be deducted before the Surrender Value is paid.

        Decreases in the Specified Amount to less than the lowest Specified Amount that had previously been in effect (other than as a result of partial surrenders or changes in Death Benefit Options), will also incur a surrender charge. The amount of surrender charge will be the charge for a full surrender multiplied by the ratio of (a) to (b), where:

         (a) is the lowest Specified Amount that was in effect prior to the current decrease, minus the Specified Amount after the current decrease; and

         (b) is the lowest Specified Amount that was in effect prior to the current decrease. (See Partial Surrenders under SURRENDER BENEFITS.)

         A surrender charge is not imposed in connection with a partial surrenders. (See "Partial Surrenders" under "SURRENDER BENEFITS".)

         Cost of Insurance. The cost of insurance is a significant charge under your Policy because it is the primary charge for the death benefit provided by your Policy. The cost of insurance charge depends on a number of variables that cause the charge to vary from Policy to Policy and from Monthly Anniversary Day to Monthly Anniversary Day. It is calculated separately for the Specified Amount at issue and for any increase in the Specified Amount. The cost of insurance is calculated on each Monthly Anniversary Day and is based on the net amount at risk. The net amount at risk is calculated by dividing the Life Insurance Proceeds by 1.0032737, and then subtracting the Account Value. To determine the cost of insurance for a particular Policy Month, we divide the net amount at risk by 1000 and multiply that result by the applicable cost of insurance rate. If Option B is in effect, and the Specified Amount has increased, the Account Value is first considered part of the initial Specified Amount. If the Account Value is more than the initial Specified Amount, it will be considered part of the increased Specified Amounts resulting from increases in the order of the increases.

         The monthly cost of insurance rate is based on the Insured's sex (where appropriate), Age at issue, policy duration and risk class. The risk class (and, therefore, the cost of insurance rates) will be determined separately for the initial Specified Amount and for any increase in the Specified Amount requiring evidence of insurability. The maximum cost of insurance rates allowable under the Policies are based on the Commissioners' 1980 Standard Ordinary Mortality Table. The rates we currently charge are, at most ages, lower than the maximum permitted under the Policies and are determined by us according to our expectation of future experience with respect to mortality, expenses, persistency, and taxes. The rates may be changed from time to time at our sole discretion, but will never be more than the rates shown in the Table of Guaranteed Maximum Insurance Rates contained in the Policies. A change in rates will apply to all persons of the same Age, sex (where appropriate), and risk class and whose Policies have been in effect for the same length of time.

         The monthly cost of insurance rate generally increases as the Insured's Age increases. Therefore, the older the Insured, the higher the investment experience necessary to achieve the same impact on Life Insurance Proceeds and Account Value. See "Hypothetical Illustrations" for examples showing the effects of the cost of insurance charge.

         Other Charges. If you request a projection of illustrative future life insurance under the Policy and Policy values, we reserve the right to charge a maximum fee of $25 for the cost of preparing the projection. See also

"Transfers," for a discussion of the transfer charge, and "Partial Surrenders," for a discussion of the partial surrender processing fee.

         Reduction of Charges for Group Sales. Charges and/or deductions may be reduced for sales of the Policies to a trustee, employer or similar entity representing a group or to members of the group where such sales result in savings of sales or administrative expenses. The entitlement to such a reduction in charges or deductions will be determined by us based on the following factors:

           1. The size of the group. Generally, the sales expenses for each individual owner for a larger group are less than for a smaller group because more Policies can be implemented with fewer sales contacts and less administrative cost.

           2. The total amount of premium payments to be received from a group. Per Policy sales and other expenses are generally proportionately less on larger premium payments than on smaller ones.

           3. The purpose for which the policies are purchased. Certain types of plans are more likely to be stable than others. Such stability reduces the number of sales contacts and administrative and other services required, reduces sales administration and results in fewer Policy terminations. As a result, our sales and other expenses are reduced.

           4. The nature of the group for which the Policies are being purchased. Certain types of employee and professional groups are more likely to continue Policy participation for longer periods than are other groups with more mobile membership. If fewer Policies are terminated in a given group, our sales and other expenses are reduced.

           5. There may be other circumstances of which we are not presently aware, which could result in reduced sales expenses.

         If, after consideration of the foregoing factors, we determine that a group purchase would result in reduced sales expenses, such a group may be entitled to a reduction in charges and/or deductions. Reductions in these charges and/or deductions will not be unfairly discriminatory against any person, including the affected owners and all other owners of Policies funded by Separate Account II.

HOW YOUR ACCOUNT VALUE VARIES

         Account Value. The Account Value serves as a starting point for calculating certain values under a Policy. It is the sum of the Account Value in each Investment Subdivision and the Account Value held in the General Account to secure Policy Debt. See "Loan Benefits." The Account Value is determined first on the Policy Date and thereafter on each Valuation Day. The Account Value will vary to reflect the performance of the Investment Subdivisions to which amounts have been allocated and Policy Debt, charges, transfers, partial surrenders, Policy loan interest, and Policy loan repayments. It may be more or less than premiums paid.

         Surrender Value. The Surrender Value on a Valuation Day is the Account Value reduced by both any surrender charge that would be deducted if the Policy were surrendered that day and any Policy Debt.

         Investment Subdivision Values. On any Valuation Day, the value of an Investment Subdivision is equal to the number of Investment Subdivision units credited to the Policy multiplied by the Unit Value for that day. When allocations are made to an Investment Subdivision, either by Net Premium allocation, transfer of Account Value, transfer of loan interest from the General Account, or repayment of a Policy loan, your Policy is credited with units in that Investment Subdivision. The number of units is determined by dividing the amount allocated, transferred or repaid to the Investment Subdivision by the Investment Subdivision's Unit Value for the Valuation Day when the allocation, transfer or repayment is effected. The number of units credited to a Policy will decrease whenever the allocated portion of the monthly deduction is taken from the Investment Subdivision, a Policy loan is taken from the Investment Subdivision, an amount is transferred from the Investment Subdivision, a partial surrender is taken from the Investment Subdivision, or the Policy is surrendered.

         Unit Values. An Investment Subdivision's Unit Value varies to reflect the investment experience of the underlying Fund, and may increase or decrease from one Valuation Day to the next. The unit value for each Investment Subdivision was arbitrarily set at $10 when the Investment Subdivision was established. For each Valuation Period after the date of establishment, the Unit Value is determined by multiplying the value of a unit for an Investment Subdivision for the prior Valuation Period by the net investment factor for the Investment Subdivision for the current Valuation Period.

         Net Investment Factor. The net investment factor is an index used to measure the investment performance of an Investment Subdivision from one Valuation Period to the next. The net investment factor reflects the change in the net asset value of each share of the Fund held in the Investment Subdivision from one Valuation Period to the next, adjusted for the daily deduction of the mortality and expense risk charge from assets in the Investment Subdivision. If any "ex-dividend" date occurs during the Valuation Period, the per share amount of any dividend or capital gain distribution is taken into account. Also, if any taxes need to be reserved, a per share charge or credit for any taxes reserved for, which is determined by us to have resulted from the operations of the Investment Subdivision, is taken into account.

DEATH BENEFITS

         As long as the Policy remains in force, we will pay the death benefit upon receipt at our Home Office of satisfactory proof of the Insured's death. See "Requesting Payments." The death benefit will be paid to the Beneficiary.

         Amount of Death Benefit Payable. The amount of death benefit payable equals the Life Insurance Proceeds determined under the Death Benefit Option in effect on the date of the Insured's death, plus any supplemental death benefits provided by rider, minus any Policy Debt on that date and, if the date of death occurred during a grace period, minus the premium that would have been required to keep the Policy in force. Under certain circumstances, the amount of the death benefit payable may be further adjusted. See "OTHER POLICY PROVISIONS -- Incontestability" and "Misstatement of Age or Sex."

         Death Benefit Options. Under Option A, the Life Insurance Proceeds equals the greater of (1) the Specified Amount plus the Account Value, or (2) the applicable corridor percentage of the Account Value as determined using the table of percentages shown below. Under Option B, the Life Insurance Proceeds equals the greater of (1) the Specified Amount, or (2) the applicable corridor percentage of the Account Value as determined using the table of percentages shown below. Under both options, the Specified Amount and Account Value are determined on the date of the Insured's death. The percentage is 250% to Age 40 and declines thereafter as the Insured's Attained Age increases. If the table of percentages currently in effect becomes inconsistent with any federal income tax laws and/or regulations, we reserve the right to change the table.


-----------------------------------------------------------------------------------------------------------------
                                   Table of Percentages of Account Value

-----------------------------------------------------------------------------------------------------------------
                        Corridor                              Corridor                                  Corridor
  Attained Age         Percentage        Attained Age        Percentage          Attained Age          Percentage
  ------------         ----------        ------------        ----------          ------------          ----------
      0-40                250%                54                157%                  68                  117%
       41                 243%                55                150%                  69                  116%
       42                 236%                56                146%                  70                  115%
       43                 229%                57                142%                  71                  113%
       44                 222%                58                138%                  72                  111%
       45                 215%                59                134%                  73                  109%
       46                 209%                60                130%                  74                  107%
       47                 203%                61                128%                75 - 90               105%
       48                 197%                62                126%                  91                  104%
       49                 191%                63                124%                  92                  103%
       50                 185%                64                122%                  93                  102%
       51                 178%                65                120%                  94+                 101%
       52                 171%                66                119%
       53                 164%                67                118%
-----------------------------------------------------------------------------------------------------------------

         Under Option A, the Life Insurance Proceeds will vary directly with the investment performance of the Account Value. Under Option B, the Life Insurance Proceeds ordinarily will not change until the applicable percentage amount of the Account Value exceeds the Specified Amount or you change the Specified Amount. To see how and when investment performance may begin to affect the Life Insurance Proceeds, please see the hypothetical illustrations below.

         Changing the Death Benefit Option. You select the Death Benefit Option when you apply for the Policy. You may change the Death Benefit Option on your Policy subject to the following rules. Each change must be submitted by written request received by our Home Office. The effective date of the change will be the Monthly Anniversary Day after we receive the request for the change. We will send you revised Policy schedule pages reflecting the new Death Benefit Option and the effective date of the change. If you request a change from Option A to Option B, the Specified Amount will be increased by the Account Value on the effective date of the increase. If you request a change from Option B to Option A, the Specified Amount after the change will be decreased by the Account Value on the effective date of the change. A change in Death Benefit Option will affect the cost of insurance charges.

         Accelerated Benefit Rider. Provided the Accelerated Benefit Rider to the Policy is approved in your state, you may elect an accelerated benefit if the Insured is terminally ill. For purposes of determining if an accelerated benefit is available, terminal illness is defined as a medical condition resulting from bodily injury, or disease, or both: (1) which has been diagnosed by a licensed physician; (2) which diagnosis is supported by clinical, radiological, laboratory or other evidence which is satisfactory to us; and (3) which a licensed physician certifies is expected to result in death within 12 months from the date of such certification. Any request for payment of an accelerated benefit must be in a form satisfactory to us, and any payment of an accelerated benefit requires satisfactory proof of a terminal illness and is subject to our administrative procedures as well as the conditions set forth in the Accelerated Benefit Rider.

         The accelerated benefit available under the Accelerated Benefit Rider equals the Eligible Proceeds: (1) discounted for the life expectancy of the Insured at the rate of interest charged for Policy loans; (2) less the amount of the single premium required to keep the Policy in force for the life expectancy of the Insured; and (3) less any Policy Debt on the date we pay the accelerated benefit, multiplied by the ratio of the Eligible Proceeds to the Total Proceeds. The accelerated benefit will be paid in one lump sum.

         If the Eligible Proceeds are equal to the Life Insurance Proceeds otherwise payable on the death of the Insured, then payment of the accelerated benefit will result in termination of all insurance coverage on the life of the Insured and any insurance coverage under the Policy and riders on any other named insured will be treated as if the Insured had died. If the Eligible Proceeds are less than the Life Insurance Proceeds otherwise payable on the death of the Insured, then the Policy will continue with the Specified Amount, Account Value, Policy Debt and any additional term rider coverage on such Insured reduced by the ratio of Eligible Proceeds to Total Proceeds. We will waive any surrender charge for the resulting decrease in Specified Amount as well as the minimum Specified Amount requirement under the Policy. Other rider benefits will continue without reduction.

         Effect of Partial Surrenders on Life Insurance Proceeds. A partial surrender will reduce both the Account Value and the Life Insurance Proceeds by the amount of the partial surrender. We will not permit partial surrenders during the first Policy Year if Death Benefit Option B is in effect.

         Change in Existing Coverage. After a Policy has been in effect for one year, you may increase or decrease the Specified Amount. To make a change, you must send a written request and the Policy to our Home Office. Any change in the Specified Amount may affect the cost of insurance rate and the net amount at risk, both of which will affect your cost of insurance. See "Monthly Deduction" and Cost of Insurance." In addition, any change in the Specified Amount affects the maximum premium limitation. If decreases in the Specified Amount cause the premiums to exceed new lower limitations required by federal tax law, the excess will be withdrawn from Account Value and refunded so that the Policy will continue to meet these requirements. The Account Value so withdrawn and refunded will be withdrawn from each Investment Subdivision in the same proportion that the Account Value in that Investment Subdivision bears to the total Account Value in all Investment Subdivisions under the Policy at the time of the withdrawal (i.e. on a pro-rata basis).

         Any decrease in the Specified Amount will become effective on the Monthly Anniversary Day after the date the request is received. The decrease will first apply to coverage provided by the most recent increase, then to the next most recent increases successively, then to the coverage under the original application. During the Continuation Period, we will not allow a decrease unless the Account Value less any Policy Debt is greater than the surrender charge. The Specified Amount following a decrease can never be less than the minimum Specified Amount for the Policy when it was issued. A decrease may cause a surrender charge to be assessed and may require a payment to you of excess Account Value.

         To apply for an increase, you must complete a supplemental application and submit evidence of insurability satisfactory to us. Any approved increase will become effective on the date shown in the supplemental policy data page. An increase will not become effective, however, if the Policy's Surrender Value is insufficient to cover the monthly deduction for the Policy Month following the increase.

         If there is an increase in Specified Amount, there will be a one-time charge (per increase) of $1.50 per $1,000 of increase to cover underwriting and administrative costs associated with the increase. This charge will be included in the monthly deduction for the month the decrease becomes effective. This charge will never exceed $300 per increase.

         A change in the existing insurance coverage may have federal tax consequences. See "TAX CONSIDERATIONS."

         Changing the Beneficiary. If the right is reserved, the Beneficiary may also be changed during the Insured's life. To make a change, send a written request to our Home Office. The request and the change must be in a form satisfactory to us and must actually be received by us. The change will take effect as of the date you signed the request.

LOAN BENEFITS

         You may borrow up to 90% of the difference between (1) your Account Value at the end of the Valuation Period during which the loan request is received, and (2) any surrender charges on the date of the loan. See "Requesting Payments." Requests for Policy loans may be made in writing or by telephone. See "REQUESTING PAYMENTS AND TELEPHONE TRANSACTIONS." Outstanding Policy Debt, including accrued interest, reduces the amount available for new loans.

         When a loan is made, an amount equal to the loan proceeds is transferred from the Account Value in Separate Account II to our General Account and is held as "collateral" for the loan. If you do not direct an allocation for this transfer when requesting the loan we will make it on a pro-rata basis. When a loan is repaid, an amount equal to the repayment is transferred from our General Account to Separate Account II and allocated as you direct when submitting the repayment. If you provide no direction, the amount will be allocated in accordance with your standing instructions for Net Premium allocations.

          A portion of Policy loans taken or existing on or after the Preferred Loan Availability Date (as shown on the Policy data pages) will be designated as Preferred Policy Debt. In Policy Years 11 through 20, Preferred Policy Debt will be that portion of Policy Debt which equals the difference between the Account Value and the sum of all premium payments made. After the 20th Policy Year, Preferred Policy Debt will be that portion of Policy Debt which equals 130% of the difference between the Account Value and the sum of all premium payments made. We redetermine the amount of Preferred Policy Debt each Policy Month. We currently intend to credit interest at an annual rate of 6% to that portion of Account Value transferred to the General Account which is equal to Preferred Policy Debt. We reserve the right to change, at our sole discretion, the rate of interest credited to the amount of Account Value transferred to the General Account and guarantee that Preferred Policy Debt will earn at least a minimum annual interest rate of 4%. An annual rate of 4% is and will be credited to that portion of Account Value transferred to the General Account which exceeds Preferred Policy Debt.

         Interest. We will charge interest daily on any outstanding Policy loan at an effective annual rate of 6%. Interest is due and payable at the end of each Policy Year while a Policy loan is outstanding. If, on any Policy Anniversary, interest accrued since the last Policy Anniversary has not been paid, the amount of the interest is added to the loan and becomes part of the outstanding Policy Debt. Interest transferred out of Separate Account II will be transferred from each Investment Subdivision on a pro-rata basis.

         Repayment of Policy Debt. You may repay all or part of your Policy Debt at any time while the Insured is living and the Policy is in force. Any payments by you other than planned periodic premiums will be treated first as the repayment of any outstanding Policy Debt. The portion of the payment in excess of any outstanding Policy Debt will be treated as an unscheduled premium payment. We will first apply any repayment to reduce the portion of Policy Debt that is not Preferred Policy Debt. Loan repayments must be sent to our Home Office and will be credited as of the date received. A Policy loan repayment is not treated as a premium payment and is not subject to the current 8% premium charge.

         Effect of Policy Loan. A Policy loan, whether or not repaid, will affect Policy values over time because the investment results of the Investment Subdivisions will apply only to the non-loaned portion of the Account Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Investment Subdivisions while the Policy loan is outstanding, the effect could be favorable or unfavorable. Policy loans, particularly if not repaid, could make it more likely than otherwise for a Policy to terminate. See "Tax Considerations," below, for a discussion of adverse tax consequences if a Policy lapses with Policy loans outstanding. If the death benefit becomes payable while there is an outstanding Policy loan, Policy Debt will be deducted from the Life Insurance Proceeds. If Policy Debt exceeds the Account Value less any applicable surrender charge on any Monthly Anniversary Day and the Continuation Period is not in effect, the Policy will lapse without payment of a required loan payment. During the Continuation Period, if Policy Debt on any Monthly Anniversary Day exceeds the Account Value less any applicable surrender charge, and the Net Total Premium is less than the Continuation Amount, your Policy will lapse without payment of a required loan payment. In either event, we will mail to you notice of the amount required to be paid to keep the Policy in force, and you will have a 61-day grace period from the date we mail the notice to make the required loan payment.

SURRENDER BENEFITS

         Full Surrender. You may surrender your Policy at any time for its Surrender Value. See "Requesting Payments." A surrender charge may apply. See "Schedule of Surrender Charge." Your Policy will terminate and cease to be in force if it is surrendered for a lump sum. It cannot later be reinstated.

         Partial Surrender. You may make partial surrenders under your Policy. See "Requesting Payments." Requests for partial surrenders may be made in writing or by telephone. See "REQUESTING PAYMENTS AND TELEPHONE TRANSACTIONS." The minimum partial surrender amount is $500. A partial surrender processing fee equal to the lesser of $25 or 2% of the amount surrendered will be assessed for a partial surrender. The amount of a partial surrender will equal the amount requested for surrender plus the partial surrender processing fee. When you request a partial surrender, you can direct how the partial surrender will be deducted from your Account Value. If you provide no directions, the partial surrender will be deducted from your Account Value in the Investment Subdivisions on a pro-rata basis.

HYPOTHETICAL ILLUSTRATIONS

         The following illustrations show how certain values under a sample Policy change with assumed investment performance over an extended period of time. In particular, they illustrate how Account Values, Surrender Values and Life Insurance Proceeds payable under a Policy covering an Insured of a given Age on the Policy Date, would vary over time. The illustrations assume planned premiums were paid annually and the return on the assets in the Investment Subdivisions were a uniform gross annual rate of 0%, 6% or 12%, before deduction of any fees and charges. The values reflect the deduction of all Policy and Fund fees and charges. The tables also show planned premiums accumulated at 5% interest. The values under a Policy would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return used in the illustrations.

         The illustrations assume an average annual expense ratio of .82% of the average daily net assets of the Funds available under the Policies, based on the estimated expense ratios of each of the Funds for the first year of operations. For information on Fund expenses, see the prospectus for the Funds accompanying this prospectus. The current illustrations also reflect the 0.70% mortality and expense risk charge to the Separate Account II. After deduction of estimated Fund expenses and the current mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates of return for the Investment Divisions of -1.52%, 4.48%, and 10.48% respectively. The guaranteed illustrations reflect the maximum 0.90% mortality and expense risk charge to the Separate Account II. After deduction of estimated Fund expenses and the guaranteed mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates of return for the Investment Divisions of -1.72%, 4.28%, and 10.28% respectively.

         The illustrations also reflect the monthly deduction for the hypothetical Insured. Our current charges and the higher guaranteed charges we have the contractual right to charge are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against Separate Account II and assume no Policy Debt or charges for supplemental benefits.

         The illustrations are based on our sex distinct rates for non-tobacco users. Upon request, we will furnish a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 45                         Initial Specified Amount      $250,000
Preferred Nonsmoker Underwriting Risk     Initial Premium and Planned
Death Benefit Option A                    Premium (Payable Annually)(1)  $13,100



                          0% Assumed Hypothetical             6% Assumed Hypothetical              12% Assumed Hypothetical
              Premiums    Gross Annual Investment             Gross Annual Investment              Gross Annual Investment
 End of     Accumulated   Return with Guaranteed              Return with Guaranteed               Return with Guaranteed
 Policy   At 5% Interest  Cost of Insurance Rates   (2)(3)    Cost of Insurance Rates  (2)(3)      Cost of Insurance Rates   (2)(3)
                          -----------------------             -----------------------              ------------------------
Per Year                  Surrender      Account     Death    Surrender       Account  Death      Surrender      Account     Death
                            Value         Value     Benefit     Value          Value   Benefit     Value          Value     Benefit
   1         13,755         6,460        10,588     260,588      7,135         1,263   261,263      7,811        11,938     261,938
   2         28,198        16,835        20,963     270,963     18,848        22,975   272,975     20,943        25,070     275,070
   3         43,363        26,960        31,087     281,087     30,988        35,115   285,115     35,349        39,476     289,476
   4         59,286        36,834        40,961     290,961     43,568        47,696   297,696     51,154        55,281     305,281
   5         76,005        46,451        50,578     300,578     56,598        60,725   310,725     68,492        72,619     322,619

   6         93,560        56,226        59,939     309,939     70,505        74,218   324,218     87,929        91,642     341,642
   7        111,993        65,729        69,029     319,029     84,875        88,175   338,175    109,204       112,504     362,504
   8        131,348        74,949        77,837     327,837     99,712       102,600   352,600    132,490       135,377     385,377
   9        151,670        83,876        86,351     336,351    115,021       117,496   367,496    157,977       160,452     410,452
  10        173,009        92,494        94,556     344,556    130,798       132,861   382,861    185,867       187,930     437,930

  15        296,813       130,499       130,499     380,499    216,781       216,781   466,781    370,249       370,249     620,249
  20        454,822       156,116       156,116     406,116    311,859       311,859   561,859    658,044       658,044     908,044

  25        656,486       166,867       166,867     416,867    414,499       414,499   664,499  1,110,877     1,110,877   1,360,877
  30        913,866       155,306       155,306     405,306    516,620       516,620   766,620  1,822,072     1,822,072   2,072,072
  35      1,242,356       108,174       108,174     358,174    600,770       600,770   850,770  2,935,865     2,935,865   3,185,865

*  In the absence of an additional premium, the Policy would lapse.

(1) The values illustrated assume a $13,100 premium is paid at the beginning of each Policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the maximum cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF -1.72%, 4.28% AND 10.28%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 45                       Initial Specified Amount        $250,000
Preferred Nonsmoker Underwriting Risk   Initial Premium and Planned
Death Benefit Option A                  Premium (Payable Annually) (1)  $ 13,100



                          0% Assumed Hypothetical             6% Assumed Hypothetical              12% Assumed Hypothetical
              Premiums    Gross Annual Investment             Gross Annual Investment              Gross Annual Investment
 End of     Accumulated   Return with Guaranteed              Return with Guaranteed               Return with Guaranteed
 Policy   At 5% Interest  Cost of Insurance Rates   (2)(3)    Cost of Insurance Rates  (2)(3)      Cost of Insurance Rates   (2)(3)
                          -----------------------             -----------------------              ------------------------
Per Year                  Surrender      Account     Death    Surrender       Account  Death       Surrender     Account    Death
                            Value         Value     Benefit     Value          Value   Benefit      Value         Value     Benefit
   1          13,755        6,851        10,979     260,979      7,545        11,673    261,673       8,240      12,367     262,367
   2          28,198       17,711        21,838     271,838     19,790        23,918    273,918      21,954      26,082     276,082
   3          43,363       28,243        32,471     282,471     32,520        36,648    286,648      37,040      41,167     291,167
   4          59,286       38,746        42,874     392,874     45,750        49,877    299,877      53,634      57,762     307,762
   5          76,005       48,917        53,044     303,044     59,046        63,623    313,623      71,899      76,016     326,016

   6          93,560       59,280        62,993     312,993     74,202        77,915    327,915      92,399      96,112     346,112
   7         111,993       69,416        72,716     322,716     89,471        92,771    342,771     114,935     118,235     368,235
   8         131,348       79,312        82,199     332,199    105,310       108,197    358,197     139,691     142,579     392,579
   9         151,670       88,969        91,444     341,444    121,742       124,217    374,217     166,899     169,374     419,374
  10         173,009       98,370       100,433     350,433    138,774       140,836    390,836     196,792     198,855     448,855

  15         296,813      143,948       143,948     393,948    236,440       236,440    486,440     400,341     400,341     650,341
  20         454,822      182,648       182,648     432,648    353,709       353,709    603,709     730,078     730,078     980,078

  25         656,486      213,756       213,756     463,756    494,325       494,325    744,325   1,266,753   1,266,753   1,516,753
  30         913,866      234,834       234,834     484,834    660,510       660,510    910,510   2,140,109   2,140,109   2,390,109
  35       1,242,356      242,798       242,798     492,798    854,246       854,246  1,104,246   3,563,223   3,563,223   3,813,223

(1) The values illustrated assume a $13,100 premium is paid at the beginning of each Policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the cost of insurance charges currently deducted by Life of Virginia. Although Life of Virginia anticipates deducting these charges for the forseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF LIFE OF VIRGINIA. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF -1.52%, 4.48% AND 10.48%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RAT OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 45                       Initial Specified Amount       $250,000
Preferred Nonsmoker Underwriting Risk   Initial Premium and Planned
Death Benefit Option B                  Premium (Payable Annually) (1) $  5,000



                          0% Assumed Hypothetical             6% Assumed Hypothetical             12% Assumed Hypothetical
              Premiums    Gross Annual Investment             Gross Annual Investment             Gross Annual Investment
 End of     Accumulated   Return with Guaranteed              Return with Guaranteed              Return with Guaranteed
 Policy   At 5% Interest  Cost of Insurance Rates   (2)(3)    Cost of Insurance Rates  (2)(3)     Cost of Insurance Rates   (2)(3)
                          -----------------------             -----------------------             ------------------------
Per Year                  Surrender      Account     Death    Surrender       Account  Death       Surrender     Account    Death
                            Value         Value     Benefit     Value          Value   Benefit      Value         Value     Benefit
   1          5,250            0          3,436     250,000         0          3,675   250,000            0        3,913    250,000
   2         10,763        2,668          6,796     250,000     3,362          7,489   250,000        4,085        8,212    250,000
   3         16,551        5,913         10,040     250,000     7,283         11,410   250,000        8,770       12,898    250,000
   4         22,628        9,041         13,169     250,000    11,313         15,441   250,000        3,881       18,009    250,000
   5         29,010       12,048         16,175     250,000    15,451         19,579   250,000        9,457       23,585    250,000

   6         35,710       15,346         19,059     250,000    20,115         23,828   250,000       25,963       29,675    250,000
   7         42,746       18,507         21,807     250,000    24,880         28,180   250,000       33,025       36,325    250,000
   8         50,133       21,521         24,409     250,000    29,742         32,629   250,000       40,698       43,585    250,000
   9         57,889       24,380         26,855     250,000    34,696         37,171   250,000       49,043       51,518    250,000
  10         66,034       27,067         29,130     250,000    39,734         41,797   250,000       58,126       60,188    250,000

  15        113,287       37,564         37,564     250,000    66,056         66,056   250,000      117,896      117,896    250,000
  20        173,596       39,408         39,408     250,000    91,621         91,621   250,000      213,190      213,190    260,092
  25        250,567       29,987         29,987     250,000   116,991        116,991   250,000      368,912      368,912    427,938
  30        348,804       *********************************   140,255        140,255   250,000      617,386      617,386    660,603
  35        474,182       *********************************   157,532        157,532   250,000    1,018,787    1,018,787  1,069,726

*  In the absence of an additional premium, the Policy would lapse.

(1) The values illustrated assume a $ 5,000 premium is paid at the beginning of each Policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the maximum cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF -1.72%, 4.28% AND 10.28%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 45                       Initial Specified Amount      $250,000
Preferred Nonsmoker Underwriting Risk   Initial Premium and Planned
Death Benefit Option B                  Premium (Payable Annually) (1)  $5,000




                          0% Assumed Hypothetical             6% Assumed Hypothetical             12% Assumed Hypothetical
              Premiums    Gross Annual Investment             Gross Annual Investment             Gross Annual Investment
 End of     Accumulated   Return with Guaranteed              Return with Guaranteed              Return with Guaranteed
 Policy   At 5% Interest  Cost of Insurance Rates   (2)(3)    Cost of Insurance Rates  (2)(3)     Cost of Insurance Rates   (2)(3)
                          -----------------------             -----------------------             ------------------------
Per Year                  Surrender      Account     Death    Surrender       Account  Death       Surrender     Account    Death
                            Value         Value     Benefit     Value          Value   Benefit      Value         Value     Benefit
   1          5,250             0         3,652     250,000          0         3,899   250,000           20        4,148    250,000
   2         10,763         3,180         7,308     250,000      3,909         8,037   250,000        4,669        8,796    250,000
   3         16,551         6,733        10,860     250,000      8,184        12,312   250,000        9,758       13,885    250,000
   4         22,628        10,179        14,307     250,000     12,600        16,728   250,000       15,332       19,460    250,000
   5         29,010        13,516        17,644     250,000     17,160        21,288   250,000       21,442       25,569    250,000

   6         35,710        17,168        20,881     250,000     22,296        26,008   250,000       28,570       32,282    250,000
   7         42,746        20,715        24,015     250,000     27,594        30,894   250,000       36,363       39,663    250,000
   8         50,133        24,147        27,035     250,000     33,052        35,940   250,000       44,887       47,775    250,000
   9         57,889        27,464        29,939     250,000     38,680        41,155   250,000       54,226       56,701    250,000
  10         66,034        30,652        32,714     250,000     44,473        46,536   250,000       64,460       66,523    250,000

  15        113,287        46,680        46,680     250,000     78,306        78,306   250,000      135,069      135,069    250,000
  20        173,596        58,711        58,711     250,000    117,894       117,894   250,000      250,176      250,176    305,214

  25        250,567        66,682        66,682     250,000    166,542       166,542   250,000      438,686      438,686    508,876
  30        348,804        68,756        68,756     250,000    228,496       228,496   250,000      746,464      746,464    798,716
  35        474,182        62,087        62,087     250,000    308,446       308,446   323,869    1,251,768    1,251,768  1,314,357

(1) The values illustrated assume a $ 5,000 premium is paid at the beginning of each Policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the cost of insurance charges currently deducted by Life of Virginia. Although Life of Virginia anticipates deducting these charges for the foreseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF LIFE OF VIRGINIA. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF -1.52%, 4.48% AND 10.48%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 55                       Initial Specified Amount       $250,000
Preferred Nonsmoker Underwriting Risk   Initial Premium and Planned
Death Benefit Option B                  Premium (Payable Annually) (1) $  8,300



                          0% Assumed Hypothetical             6% Assumed Hypothetical             12% Assumed Hypothetical
              Premiums    Gross Annual Investment             Gross Annual Investment             Gross Annual Investment
 End of     Accumulated   Return with Guaranteed              Return with Guaranteed              Return with Guaranteed
 Policy   At 5% Interest  Cost of Insurance Rates   (2)(3)    Cost of Insurance Rates  (2)(3)     Cost of Insurance Rates   (2)(3)
                          -----------------------             -----------------------             -------------------------
Per Year                  Surrender      Account     Death    Surrender       Account  Death       Surrender     Account    Death
                            Value         Value     Benefit     Value          Value   Benefit      Value         Value     Benefit
   1          5,250             0          3,652    250,000          0         3,899   250,000           20        4,148    250,000
   2         10,763         3,180          7,308    250,000      3,909         8,037   250,000        4,669        8,796    250,000
   3         16,551         6,733         10,860    250,000      8,184        12,312   250,000        9,758       13,885    250,000
   4         22,628        10,179         14,307    250,000     12,600        16,728   250,000       15,332       19,460    250,000
   5         29,010        13,516         17,644    250,000     17,160        21,288   250,000       21,442       25,569    250,000

   6         35,710        17,168         20,881    250,000     22,296        26,008   250,000       28,570       32,282    250,000
   7         42,746        20,715         24,015    250,000     27,594        30,894   250,000       36,363       39,663    250,000
   8         50,133        24,147         27,035    250,000     33,052        35,940   250,000       44,887       47,775    250,000
   9         57,889        27,464         29,939    250,000     38,680        41,155   250,000       54,226       56,701    250,000
  10         66,034        30,652         32,714    250,000     44,473        46,536   250,000       64,460       66,523    250,000

  15        113,287        46,680         46,680    250,000     78,306        78,306   250,000      135,069      135,069    250,000
  20        173,596        58,711         58,711    250,000    117,894       117,894   250,000      250,176      250,176    305,214

  25        250,567        66,682         66,682    250,000    166,542       166,542   250,000      438,686      438,686    508,876
  30        348,804        68,756         68,756    250,000    228,496       228,496   250,000      746,464      746,464    798,716
  35        474,182        62,087         62,087    250,000    308,446       308,446   323,869    1,251,768    1,251,768  1,314,357

(1) The values illustrated assume a $ 5,000 premium is paid at the beginning of each Policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the cost of insurance charges currently deducted by Life of Virginia. Although Life of Virginia anticipates deducting these charges for the foreseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF LIFE OF VIRGINIA. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF -1.52%, 4.48% AND 10.48%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age                           Initial Specified Amount       $250,000
Preferred Nonsmoker Underwriting Risk    Initial Premium and Planned
Death Benefit Option B                   Premium (Payable Annually) (1) $  8,300




                          0% Assumed Hypothetical             6% Assumed Hypothetical             12% Assumed Hypothetical
              Premiums    Gross Annual Investment             Gross Annual Investment             Gross Annual Investment
 End of     Accumulated   Return with Guaranteed              Return with Guaranteed              Return with Guaranteed
 Policy   At 5% Interest  Cost of Insurance Rates   (2)(3)    Cost of Insurance Rates  (2)(3)     Cost of Insurance Rates   (2)(3)
                          -----------------------             ------------------------            ------------------------
Per Year                  Surrender      Account     Death    Surrender       Account  Death       Surrender     Account    Death
                            Value         Value     Benefit     Value          Value   Benefit      Value         Value     Benefit
   1          8,715             0         5,275     250,000          0         5,657   250,000           0        6,040     250,000
   2         17,866         3,527        10,342     250,000      4,626        11,441   250,000       5,773       12,588     250,000
   3         27,474         8,350        15,165     250,000     10,503        17,318   250,000      12,846       19,661     250,000
   4         37,563        12,922        19,737     250,000     16,474        23,289   250,000      20,499       27,314     250,000
   5         48,156        17,227        24,042     250,000     22,526        29,341   250,000      28,787       35,602     250,000

   6         59,279        21,930        28,063     250,000     29,334        35,466   250,000      38,457       44,589     250,000
   7         70,958        26,332        31,782     250,000     36,205        41,655   250,000      48,903       54,353     250,000
   8         83,220        30,401        35,171     250,000     43,118        47,888   250,000      60,206       64,976     250,000
   9         96,097        34,108        38,196     250,000     50,058        54,146   250,000      72,467       76,555     250,000
  10        109,616        37,413        40,820     250,000     56,999        60,407   250,000      85,801       89,208     250,000

  15        188,057        46,805        46,805     250,000     91,473        91,473   250,000     175,461      175,461     250,000
  20        288,170        34,442        34,442     250,000    120,540       120,540   250,000     326,677      326,677     349,544

  25        415,942        ********************************    143,861       143,861   250,000     572,685      572,685     601,319
  30        579,015        ********************************    156,371       156,371   250,000     956,749      956,749   1,004,586
  35        787,141        ********************************    129,635       129,635   250,000   1,538,803    1,538,803   1,615,744

*  In the absence of an additional premium, the Policy would lapse.

(1) The values illustrated assume a $ 8,300 premium is paid at the beginning of each Policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the maximum cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF -1.72%, 4.28% AND 10.28%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 55                        Initial Specified Amount       $250,000
Preferred Nonsmoker Underwriting Risk    Initial Premium and Planned
Death Benefit Option B                   Premium (Payable Annually) (1) $  8,300




                          0% Assumed Hypothetical             6% Assumed Hypothetical             12% Assumed Hypothetical
              Premiums    Gross Annual Investment             Gross Annual Investment             Gross Annual Investment
 End of     Accumulated   Return with Guaranteed              Return with Guaranteed              Return with Guaranteed
 Policy   At 5% Interest  Cost of Insurance Rates   (2)(3)    Cost of Insurance Rates  (2)(3)     Cost of Insurance Rates   (2)(3)
                          -----------------------             -----------------------             ------------------------
Per Year                  Surrender      Account     Death    Surrender       Account  Death       Surrender     Account    Death
                            Value         Value     Benefit     Value          Value   Benefit      Value         Value     Benefit
   1           8,715           0           5,815    250,000         0          6,219   250,000           0         6,624    250,000
   2          17,866       4,719          11,534    250,000      5,897        12,712   250,000       7,127        13,942    250,000
   3          27,474      10,227          17,042    250,000     12,562        19,377   250,000      15,098        21,913    250,000
   4          37,563      15,521          22,336    250,000     19,404        26,219   250,000      23,794        30,609    250,000
   5          48,156      20,595          27,410    250,000     26,427        33,242   250,000      33,296        40,111    250,000

   6          59,279      26,326          32,458    250,000     34,521        40,653   250,000      44,580        50,712    250,000
   7          70,958      32,056          37,506    250,000     43,048        48,498   250,000      57,112        62,562    250,000
   8          83,220      37,800          42,570    250,000     52,045        56,815   250,000      71,047        75,817    250,000
   9          96,097      43,586          47,673    250,000     61,563        65,651   250,000      86,567        90,655    250,000
  10         109,616      49,441          52,849    250,000     71,654        75,061   250,000     103,866       107,274    250,000

  15         188,057      74,679          74,679    250,000    127,121       127,121   250,000     221,514       221,514    256,957
  20         288,170      89,793          89,793    250,000    191,904       191,904   250,000     412,093       412,093    440,939

  25         415,942      97,322          97,322    250,000    278,410       278,410   292,331     724,804       724,804    761,044
  30         579,015      92,373          92,373    250,000    385,750       385,750   405,038   1,231,120     1,231,120  1,292,676
  35         787,141      63,516          63,516    250,000    514,911       514,911   540,657   2,043,163     2,043,163  2,145,321

(1) The values illustrated assume a $ 8,300 premium is paid at the beginning of each Policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the cost of insurance charges currently deducted by Life of Virginia. Although Life of Virginia anticipates deducting these charges for the foreseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF LIFE OF VIRGINIA. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF -1.52%, 4.48% AND 10.48%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 65                       Initial Specified Amount        $250,000
Preferred Nonsmoker Underwriting Risk   Initial Premium and Planned
Death Benefit Option B                  Premium (Payable Annually) (1)  $ 14,300




                          0% Assumed Hypothetical             6% Assumed Hypothetical             12% Assumed Hypothetical
              Premiums    Gross Annual Investment             Gross Annual Investment             Gross Annual Investment
 End of     Accumulated   Return with Guaranteed              Return with Guaranteed              Return with Guaranteed
 Policy   At 5% Interest  Cost of Insurance Rates   (2)(3)    Cost of Insurance Rates  (2)(3)     Cost of Insurance Rates   (2)(3)
                          -----------------------             ------------------------            ------------------------
Per Year                  Surrender      Account     Death    Surrender       Account  Death       Surrender     Account    Death
                            Value         Value     Benefit     Value          Value   Benefit      Value         Value     Benefit
   1          15,015            0         7,413     250,000           0        8,021   250,000            0       8,632     250,000
   2          30,781        3,262        14,352     250,000       4,959       16,049   250,000       16,738      17,828     250,000
   3          47,335        9,677        20,767     250,000      12,950       24,040   250,000       16,529      27,619     250,000
   4          64,717       15,552        26,642     250,000      20,900       31,990   250,000       27,004      38,094     250,000
   5          82,967       20,858        31,948     250,000      28,796       39,886   250,000       38,261      49,351     250,000

   6         102,131       26,644        36,627     250,000      37,709       47,692   250,000       51,510      61,493     250,000
   7         122,252       31,603        40,476     250,000      46,365       55,238   250,000       65,654      74,527     250,000
   8         143,380       35,878        43,640     250,000      54,933       62,696   250,000       81,059      88,822     250,000
   9         165,564       39,210        45,865     250,000      63,220       69,875   250,000       97,824     104,479     250,000
  10         188,857       41,465        47,010     250,000      71,164       76,709   250,000      116,248     121,793     250,000

  15         324,002       31,460        31,460     250,000     104,698      104,698   250,000      254,094     254,094     266,799
  20         496,485      *********************************     114,162      114,162   250,000      487,459     487,459     511,832

  25         716,622      *********************************      51,442       51,442   250,000      843,077     843,077     885,231
  30         997,579      **********************************************************              1,409,390   1,409,390   1,423,484
  35       1,356,159      **********************************************************              2,329,125   2,329,125   2,352,416

*  In the absence of an additional premium, the Policy would lapse.

(1) The values illustrated assume a $14,300 premium is paid at the beginning of each Policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the maximum cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF -1.72%, 4.28% AND 10.28%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 65                       Initial Specified Amount       $250,000
Preferred Nonsmoker Underwriting Risk   Initial Premium and Planned
Death Benefit Option B                  Premium (Payable Annually) (1) $ 14,300




                          0% Assumed Hypothetical             6% Assumed Hypothetical             12% Assumed Hypothetical
              Premiums    Gross Annual Investment             Gross Annual Investment             Gross Annual Investment
 End of     Accumulated   Return with Guaranteed              Return with Guaranteed              Return with Guaranteed
 Policy   At 5% Interest  Cost of Insurance Rates   (2)(3)    Cost of Insurance Rates  (2)(3)     Cost of Insurance Rates   (2)(3)
                          -----------------------             -----------------------             ------------------------
Per Year                  Surrender      Account     Death    Surrender       Account  Death       Surrender     Account    Death
                            Value         Value     Benefit     Value          Value   Benefit      Value         Value     Benefit
   1          15,015             0         9,752    250,000          0        10,441   250,000          42       11,132     250,000
   2          30,781         8,183        19,273    250,000     10,190        21,280   250,000      12,285       23,375     250,000
   3          47,335        17,367        28,457    250,000     21,343        32,433   250,000      25,665       36,755     250,000
   4          64,717        26,213        37,303    250,000     32,837        43,927   250,000      40,337       51,427     250,000
   5          82,967        34,723        45,813    250,000     44,704        55,794   250,000      56,485       67,575     250,000

   6         102,131        44,418        54,401    250,000     58,494        68,477   250,000      75,820       85,803     250,000
   7         122,252        54,173        63,046    250,000     73,133        82,005   250,000      97,474      106,347     250,000
   8         143,380        64,128        71,890    250,000     88,798        96,561   250,000     121,839      129,602     250,000
   9         165,564        74,267        80,922    250,000    105,528       112,183   250,000     149,206      155,861     250,000
  10         188,857        84,647        90,192    250,000    123,417       128,962   250,000     179,929      185,474     250,000

  15         324,002       127,941       127,941    250,000    225,177       225,177   250,000     390,898      390,898     410,443
  20         496,485       156,165       156,165    250,000    351,154       351,154   368,711     724,064      724,064     760,267

  25         716,622       179,916       179,916    250,000    503,260       503,260   528,423   1,258,519    1,258,519   1,321,445
  30         997,579       204,316       204,316    250,000    692,567       692,567   699,493   2,132,639    2,132,639   2,153,965
  35       1,356,159       236,598       236,598    250,000    932,636       932,636   941,962   3,582,227    3,582,227   3,618,049

*  In the absence of an additional premium, the Policy would lapse.

(1) The values illustrated assume a $14,300 premium is paid at the beginning of each Policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the cost of insurance charges currently deducted by Life of Virginia. Although Life of Virginia anticipates deducting these charges for the foreseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF LIFE OF VIRGINIA. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF -1.52%, 4.48% AND 10.48%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 75                      Initial Specified Amount        $250,000
Preferred Nonsmoker Underwriting Risk  Initial Premium and Planned
Death Benefit Option B                 Premium (Payable Annually) (1)  $ 25,800



                          0% Assumed Hypothetical             6% Assumed Hypothetical             12% Assumed Hypothetical
              Premiums    Gross Annual Investment             Gross Annual Investment             Gross Annual Investment
 End of     Accumulated   Return with Guaranteed              Return with Guaranteed              Return with Guaranteed
 Policy   At 5% Interest  Cost of Insurance Rates   (2)(3)    Cost of Insurance Rates  (2)(3)     Cost of Insurance Rates   (2)(3)
                          -----------------------             -----------------------             ------------------------
Per Year                  Surrender      Account     Death    Surrender       Account  Death       Surrender     Account    Death
                            Value         Value     Benefit     Value          Value   Benefit      Value         Value     Benefit
   1           27,090            0         8,641     250,000         0         9,607   250,000           0       10,581     250,000
   2           55,534        4,425        16,168     250,000      6,975       18,717   250,000       9,668       21,411     250,000
   3           85,401       10,759        22,502     250,000     15,534       27,277   250,000      20,820       32,563     250,000
   4          116,761       15,852        27,595     250,000     23,532       35,274   250,000      32,457       44,200     250,000
   5          149,689       19,589        31,332     250,000     30,911       42,654   250,000      44,757       56,499     250,000

   6          184,264       22,927        33,495     250,000     38,714       49,282   250,000      59,085       69,653     250,000
   7          220,567       24,368        33,761     250,000     45,561       54,953   250,000      74,514       83,906     250,000
   8          258,685       23,438        31,656     250,000     51,146       59,363   250,000      91,379       99,596     250,000
   9          298,710       19,484        26,529     250,000     55,049       62,094   250,000     110,193      117,238     250,000
  10          340,735       11,687        17,557     250,000     56,768       62,638   250,000     131,805      137,675     250,000

  15          584,563                     ****************************************************     330,042      330,042     346,544
  20          895,757                     ****************************************************     671,916      671,916     678,635

  25        1,292,927                     ****************************************************   1,223,578    1,223,578   1,235,814

*  In the absence of an additional premium, the Policy would lapse.

(1) The values illustrated assume a $25,800 premium is paid at the beginning of each Policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the maximum cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF -1.72%, 4.28% AND 10.28%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 75                        Initial Specified Amount       $250,000
Preferred Nonsmoker Underwriting Risk    Initial Premium and Planned
Death Benefit Option B                   Premium (Payable Annually) (1) $ 25,800




                          0% Assumed Hypothetical             6% Assumed Hypothetical             12% Assumed Hypothetical
              Premiums    Gross Annual Investment             Gross Annual Investment             Gross Annual Investment
 End of     Accumulated   Return with Guaranteed              Return with Guaranteed              Return with Guaranteed
 Policy   At 5% Interest  Cost of Insurance Rates   (2)(3)    Cost of Insurance Rates  (2)(3)     Cost of Insurance Rates   (2)(3)
                          -----------------------             -----------------------             ------------------------
Per Year                  Surrender      Account     Death    Surrender       Account  Death       Surrender     Account    Death
                            Value         Value     Benefit     Value          Value   Benefit      Value         Value     Benefit
   1          27,090          5,371       17,113    250,000      6,608        18,350   250,000        7,849      19,591     250,000
   2          55,534         22,174       33,917    250,000     25,784        37,526   250,000       29,555      41,297     250,000
   3          85,401         38,622       50,364    250,000     45,821        57,563   250,000       53,656      65,399     250,000
   4         116,761         54,785       66,528    250,000     66,891        78,634   250,000       80,628      92,370     250,000
   5         149,689         70,729       82,471    250,000     89,190       100,933   250,000      111,041     122,784     250,000

   6         184,264         88,262       98,829    250,000    114,621       125,189   250,000      147,184     157,752     250,000
   7         220,567        106,254      115,646    250,000    142,201       151,594   250,000      188,566     197,959     250,000
   8         258,685        124,737      132,955    250,000    172,114       180,331   250,000      235,908     244,125     256,331
   9         298,710        143,736      150,781    250,000    204,525       211,570   250,000      288,308     295,353     310,120
  10         340,735        163,271      169,141    250,000    239,488       245,358   257,626      346,015     351,885     369,479

  15         584,563        261,768      261,768    274,856    434,619       434,619   456,350      729,798     729,798     766,288
  20         895,757        351,449      351,449    354,964    667,944       667,944   674,624    1,344,670   1,344,670   1,358,116

  25       1,292,927        436,726      436,726    441,093    962,517       962,517   972,143    2,363,625   2,363,625   2,387,261

*  In the absence of an additional premium, the Policy would lapse.

(1) The values illustrated assume a $25,800 premium is paid at the beginning of each Policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the cost of insurance charges currently deducted by Life of Virginia. Although Life of Virginia anticipates deducting these charges for the foreseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF LIFE OF VIRGINIA. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF -1.52%, 4.48% AND 10.48%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

REQUESTING PAYMENTS AND TELEPHONE TRANSACTIONS

         Requesting Payments. Written requests for payment (except for telephone requests) must be sent to our Home Office or given to our authorized agent for forwarding to our Home Office. We will ordinarily pay any Life Insurance Proceeds, loan proceeds or surrender or partial surrender proceeds in a lump sum within seven days after receipt at our Home Office of all the documents required for such a payment. Other than the Life Insurance Proceeds, which are determined as of the date of the Insured's death, the amount will be determined as of the date our Home Office receives all required documents. Life Insurance Proceeds may be paid in a lump sum or under an optional payment plan. See "Optional Payment Plans." Any Life Insurance Proceeds that are paid in one lump sum will include interest from the date of death to the date of payment. Interest will be paid at a rate set by us, or by law if greater. The minimum interest rate which will be paid is 2.5%. Interest will not be paid beyond one year or any longer time set by law. Life Insurance Proceeds will be reduced by any outstanding Policy Debt and any due and unpaid charges and increased by any benefits added by rider.

         We may delay making a payment or processing a transfer request if: (1) the disposal or valuation of Separate Account II's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or (2) the SEC by order permits postponement of payment to protect our Policy Owners. We also may defer making payments attributable to a check that has not cleared the bank on which it is drawn.

         Telephone Transactions. You may make certain requests under the Policy by telephone provided we have your written authorization on file at the Home Office. These include requests for transfers, partial surrenders, Policy loans, changes in premium allocation designations, dollar-cost averaging changes and changes in the portfolio rebalancing program. Our Home Office will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include, among others, requiring some form of personal identification prior to acting upon instructions received by telephone, providing written confirmation of such transactions, and/or tape recording of telephone instructions. Your request for telephone transactions authorizes us to record telephone calls. If reasonable procedures are not employed, we may be liable for any losses due to unauthorized or fraudulent instructions. However, if reasonable procedures are employed, we will not be liable for any losses due to unauthorized or fraudulent instructions.

OTHER POLICY BENEFITS AND PROVISIONS

         Exchange Privilege. During the first 24 Policy Months, you may convert the Policy to a permanent fixed benefit policy. If you object to a material change in the investment policy of Separate Account II or the Investment Subdivisions, you may also convert the Policy to a permanent fixed benefit policy within 60 days after the change. In either case, you may elect either the same death benefit or the same net amount at risk as the existing Policy at the time of conversion. Premiums will be based on the same Age at issue and risk classification of the Insured as the existing Policy. The conversion will be subject to an equitable adjustment in payments and Account Value to reflect variances, if any, in the payments and Account Value under the existing Policy and the new policy. See your Policy for further information.

         Optional Payment Plans. The Policy currently offers the following five optional payment plans as alternatives to the payment of a death benefit or Surrender Value in a lump sum:

         Plan 1 - Income for a Fixed Period. Periodic payments will be made for a fixed period not longer than 30 years. Payments can be annual, semi-annual, quarterly or monthly.

         Plan 2 - Life Income. Equal monthly payments will be made for a guaranteed minimum period. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10, 15 or 20 years.

         Plan 3 - Income of a Definite Amount. Equal periodic payments of a definite amount will be paid. Payments can be annual, semi-annual, quarterly or monthly.

         Plan 4 - Interest Income. Periodic payments of interest earned from the proceeds will be paid. Payments can be annual, semi-annual, quarterly or monthly and will begin at the end of the first period chosen.

         Plan 5 - Joint Life and Survivor Income. Equal monthly payments will be made to two payees for a guaranteed minimum of 10 years. Each payee must be at least 35 years old when payments begin.

         An optional payment plan can be selected in the application or by notifying us in writing at our Home Office. Any amount left with us for payment under an optional payment plan will be transferred to our general account. Payments under an optional payment plan will not vary with the investment performance of Separate Account II because they are all forms of fixed-benefit annuities. See "Tax Treatment of Policy Proceeds." Certain conditions and restrictions apply to payments received under an optional payment plan. For further information, review your Policy or contact an authorized Life of Virginia agent.

         Other Policy Provisions. The Policy contains provisions addressing the following matters:

         Dividends. The Policy is non-participating. No dividends will be paid on the Policy.

         Incontestability. The Policy limits our right to contest the Policy as issued or as increased, except for material misstatements contained in the application or a supplemental application, after it has been in force during the Insured's lifetime for a minimum period, generally for two years from the Policy Date or effective date of the increase. This provision does not apply to riders that provide disability benefits.

         Suicide Exclusion. If the Insured commits suicide while sane or insane, within two years of the Policy Date, Life Insurance Proceeds payable under the Policy will be limited to all premiums paid, less outstanding Policy Debt and less amounts paid upon partial surrender of the Policy.

         If the Insured commits suicide while sane or insane, more than two years after the Policy Date but within two years after the effective date of an increase in the Specified Amount, the proceeds payable with respect to the increase will be limited to the cost of insurance applied to the increase.

         Misstatement of Age or Sex. Life Insurance Proceeds will be adjusted if the Insured's Age or sex has been misstated in the application.

         Written Notice. Any written notice should be sent to us at our Home Office at 6610 West Broad Street, Richmond, Virginia 23230. The notice should include the Policy number and the Insured's full name. Any notice sent by us to you will be sent to the address shown in the application unless an appropriate address change form has been filed with us.

         Owner.  You have rights in the Policy during the Insured's lifetime.
If you die before the Insured and there is no contingent Owner, ownership passes to your estate.

         Beneficiary. You designate the Primary Beneficiaries and Contingent Beneficiaries when you apply for the Policy. If changed, the Primary Beneficiary and Contingent Beneficiary is as shown in the latest change filed with us. One or more Primary Beneficiaries or Contingent Beneficiaries may be named in the application. In such a case, the proceeds will be paid in equal shares to the survivors in the appropriate Beneficiary class, unless you request otherwise.

         Unless an optional payment plan is chosen, the proceeds payable at the Insured's death will be paid in a lump sum to the Primary Beneficiary(ies). If the Primary Beneficiary(ies) dies before the Insured, the proceeds will be paid to the Contingent Beneficiary(ies). If no Beneficiary(ies) survives the Insured, the proceeds will be paid to you or your estate.

         Reinstatement. If the Policy has not been surrendered, the Policy may be reinstated within three years after lapse, subject to compliance with certain conditions, including the payment of a necessary premium and submission of satisfactory evidence of insurability. See your Policy for further information.

         Trustee. If a trustee is named as the Owner or Beneficiary of the Policy and subsequently exercises ownership rights or claims benefits thereunder, we will have no obligation to verify that a trust is in effect or that the trustee is acting within the scope of his/her authority. Payment of policy benefits to the trustee will release us from all obligations under the Policy to the extent of the payment. When we make a payment to the trustee, we will have no obligation to ensure that such payment is applied according to the terms of the trust agreement.

         Other Changes. At any time we may make such changes in the Policy as are necessary to assure compliance at all times with the definition of life insurance prescribed by the Code; to make the Policy, our operations, or the operation of Separate Account II conform with any law or regulation issued by any government agency to which they are subject; or to reflect a change in the operation of Separate Account II, if allowed by the Policy. Only the President or a Vice-President of Life of Virginia has the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. All endorsements, amendments, or riders must be signed by such officer to be valid.

         Reports. We maintain records and accounts of all transactions involving the Policy, Separate Account II and Policy Debt. Within 30 days after each Policy Anniversary, you will be sent a report showing information about your Policy for the period covered by the report. The report will show the amount of Life Insurance Proceeds, the Account Value in each Investment Subdivision, the Surrender Value and Policy Debt. The report will also show premiums paid and charges made during the Policy Year. You will also be sent an annual and a semi-annual report for each Fund underlying an Investment Subdivision to which you have allocated Account Value, as required by the 1940 Act. In addition, when you pay premiums (other than by pre-authorized checking account deduction), or if you take out a Policy loan, make transfers or make partial surrenders, you will receive a written confirmation of these transactions.

         Change of Owner. You may change the Owner of the Policy by sending a written request on a form satisfactory to us to our Home Office while the Insured is alive and the Policy is in force. The change will take effect the date you sign the written request, but the change will not affect any action we have taken before we receive the written request. A change of Owner does not change the Beneficiary designation.

         Supplemental Benefits. Supplemental benefits are available and may be added to your Policy by rider. Monthly charges for these benefits will be deducted from your Account Value as part of the monthly deduction. See "Monthly Deduction." Examples of these supplemental benefits include term insurance on a spouse or children, additional death benefits if the insured dies in an accident, and waiver of either the monthly deduction or a stipulated amount if the Insured becomes disabled as defined in the rider. Additional rules and limits apply to these supplemental benefits. Please ask your authorized Life of Virginia agent for further information or contact our Home Office.

         Using the Policy as Collateral. The Policy can be assigned as collateral security. We must be notified in writing if you assign the Policy. Any payments made before the assignment and recorded at our Home Office will not be affected. We are not responsible for the validity of an assignment. Your rights and the rights of the Beneficiary may be affected by an assignment.

         Reinsurance. We intend to reinsure a portion of the risks assumed under the Policies.

LIFE OF VIRGINIA

         The Life Insurance Company of Virginia. We are a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871. We are principally engaged in the offering of life insurance and annuity policies and rank among the 25 largest stock life insurance companies in the United States in terms of business in force. We are admitted to do business in 49 states and the District of Columbia. Our principal offices are at 6610 West Broad Street, Richmond, Virginia 23230.

         Eighty percent of our capital stock is owned by General Electric Capital Assurance Corporation ("GE Capital Assurance"). The remaining 20% is owned by GE Financial Assurance Holdings, Inc. GE Capital Assurance and GE Financial Assurance Holdings, Inc. are indirectly wholly-owned subsidiaries of General Electric Capital Corporation ("GE Capital"). GE Capital, a New York corporation, is a diversified financial services company whose subsidiaries consist of specialty insurance, equipment management, and commercial and consumer financing businesses. GE Capital's ultimate parent, General Electric Company, founded more than one hundred years ago by Thomas Edison, is the world's largest manufacturer of jet engines, engineering plastics, medical diagnostic equipment and large electric power generation equipment.

         State Regulation. We are subject to regulation by the State Corporation Commission of the Commonwealth of Virginia. An annual statement is filed with the Virginia Commissioner of Insurance on or before March 1 of each year covering our operations and reporting on our financial condition as of December 31 of the preceding year. Periodically, the Commissioner of Insurance examines our liabilities and reserves and those of Separate Account II and certifies their adequacy, and a full examination of our operations is conducted by the State Corporation Commission, Bureau of Insurance of the Commonwealth of Virginia at least every five years.

         We are also subject to the insurance laws and regulation of other states within which it is licensed to operate.

         Executive Officers and Directors. We are managed by a board of directors. The following table sets forth the name, address and principal occupations during the past five years of each of our executive officers and directors.

Name and Position(s)
With Life of Virginia*              Principal Occupations Last Five Years
--------------------------------------------------------------------------------
Ronald V. Dolan*                    Director, Chairman of the Board, Life of
                                    Virginia since 1997; President and Chief
                                    Executive Officer of First Colony Life
                                    Insurance Company 1992-1997; President,
                                    First Colony Corporation since 1985.

Paul E. Rutledge III*               Director, President and Chief Executive
                                    Officer since 1997; President and Chief
                                    Operating Officer, Life of Virginia, 5/91 to
                                    4/97; Executive Vice President and Chief
                                    Operating Officer, United Investors Life
                                    Insurance Company, Birmingham, Alabama, 9/87 to 4/91.

Selwyn L. Flournoy, Jr.*            Director, Life of Virginia since 5/89;
                                    Senior Vice President, Life of Virginia, since 1980. Chief Financial Officer since
                                    1980.

Linda L. Lanam*                     Director, Life of Virginia, since 2/93;
                                    Senior Vice President since 1997; Vice
                                    President and Senior Counsel, Life of
                                    Virginia, since 1989; Corporate Secretary for Life of Virginia and for a number of Life of Virginia affiliates, since 1992.

Robert D. Chinn*                    Director, Life of Virginia since 1997;
                                    Senior Vice President - Agency, Life of
                                    Virginia, since 1/92; Vice President, Life of Virginia, since 1985.

Elliott Rosenthal                   Senior Vice President - Investment Products
                                    since 1997; Vice President and Senior
                                    Investment Actuary, 1/95 - 4/97; Investment
                                    Actuary, 1/82 - 2/95.

Victor C. Moses                     Director, Life of Virginia, since April 1,
                                    1996.  Director of GNA since April 1994.
                                    Senior Vice President, Business Development, and Chief Actuary of GNA since Mary 1993.
                                    Senior Vice President and Chief Financial
                                    Officer of GNA, 1991-1993. Vice President and Chief Actuary of GNA, 1983-1991. Senior
                                    Vice President, Controller and Treasurer GNA
                                    Investors Trust, 1992-1993.

Geoffrey S. Stiff                   Director, Life of Virginia, since April 1,
                                    1996.  Director of GNA since April 1994.
                                    Senior Vice President, Chief Financial
                                    Officer and Treasurer of GNA since May 1993.
                                    Vice President, Chief Financial Officer and
                                    Director of Employers Reinsurance
                                    Corporation 1987-1993.  Senior Vice
                                    President, Controller and Treasurer of GNA
                                    Investors Trust since 1993.

----------------------------------------------------------------
* Messrs. Dolan, Rutledge, Flournoy, Chinn and Ms. Lanam are members of our Executive Committee.

  The principal business address of each person listed, unless otherwise indicated, is The Life Insurance Company of Virginia, 6610 W. Broad Street, Richmond, Virginia 23230.

  The principal business address for Mr. Dolan and Mr. Stiff is First Colony Life Insurance Company, 700 Main Street, Post Office 1280, Lynchburg, VA 24505-1280.

  The principal business address for Mr. Moses is GNA Corporation, Two Union Square, 601 Union Street, Seattle, WA 98101.

  The composition of our Board of Directors changed following our sale on April 1, 1996.

         Separate Account II. Separate Account II was established by us as a separate investment account on August 21, 1986. Separate Account II currently has thirty-four Investment Subdivisions available under the Policy, but that number may change in the future. Each Investment Subdivision invests exclusively in shares representing an interest in a separate corresponding portfolio of one of the nine Funds described above. Net Premiums are allocated in accordance with your instructions among up to seven of the thirty-four Investment Subdivisions available under the Policy.

         The assets of Separate Account II belong to us. Nonetheless, the assets in Separate Account II attributable to the Policies are not chargeable with liabilities arising out of any other business which we may conduct. The assets of Separate Account II shall, however, be available to cover the liabilities of our General Account to the extent that the assets of Separate Account II exceed its liabilities arising under the Policies supported by it. Income and both realized and unrealized gains or losses from the assets of Separate Account II are credited to or charged against Separate Account II without regard to the income, gains or losses arising out of any other business we may conduct.

         Separate Account II is registered with the SEC as a unit investment trust under the 1940 Act and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of Separate Account II by the SEC.

         Changes to Separate Account II. Separate Account II may include other Investment Subdivisions that are not available under the Policy and are not otherwise discussed in this prospectus. We may substitute another investment subdivision or insurance company separate account under the Policy if, in our judgment, investment in a Investment Subdivision should no longer be possible or becomes inappropriate to the purposes of the Policies, or if investment in another investment subdivision or insurance company separate account is in the best interest of Owners. No substitution may take place without notice to Owners and prior approval of the SEC and insurance regulatory authorities, to the extent required by the 1940 Act and applicable law.

         We may also, where permitted by law: (1) create new separate accounts;
(2) combine separate accounts, including Separate Account II; (3) add new Investment Subdivisions or remove Investment Subdivisions from Separate Account II; (4) make the Investment Subdivisions available under other policies we issue; (5) deregister Separate Account II under the 1940 Act; and (6) operate Separate Account II under the direction of committee or in another form.

         Voting of Fund Shares. We are the legal owner of shares held by the Investment Subdivisions and as such have the right to vote on all matters submitted to shareholders of the Funds. However, as required by law, we will vote shares held in the Investment Subdivisions at regular and special meetings of shareholders of the Funds in accordance with instructions received from Owners with Account Value in the Investment Subdivisions. To obtain voting instructions from Owners, before a meeting of shareholders of the Funds, we will send Owners voting instruction material, a voting instruction form and any other related material. Shares held by an Investment Subdivision for which no timely instructions are received will be voted by us in the same proportion as those shares for which voting instructions are received. Should the applicable federal securities laws, regulations or interpretations thereof change so as to permit us to vote shares of the Funds in our own right, we may elect to do so. We may, if required by state insurance officials, disregard your voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Funds, or to approve or disapprove an investment advisory agreement. In addition, we may under certain circumstances disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Funds, provided that we reasonably disapprove of such changes in accordance with applicable federal regulations. If we ever disregard voting instructions, Owners will be advised of that action and of the reasons for such action in the next report to Owners.

TAX CONSIDERATIONS

The following discussion is general and is not intended as tax advice.

         Tax Status of the Policy. The Code, in section 7702, establishes a statutory definition of life insurance for tax purposes. We believe that the Policy meets the statutory definition of life insurance, which places limitations on the amount of premiums that may be paid. If the Specified Amount of a Policy is increased or decreased, the applicable premium limitation may change. In the case of a decrease in the Specified Amount, a partial surrender, a change from Option A to Option B, or any other such change that reduces benefits under the Policy during the first 15 years after a Policy is issued and that results in a cash distribution to you in order for the Policy to continue complying with section 7702 definitional limitations on premiums and cash values, certain amounts prescribed in section 7702 which are so distributed will be includable in your ordinary income (to the extent of any gain in the Policy). Such income inclusion will also occur, in certain circumstances, with respect to cash distributions made in anticipation of reductions in benefits under the Policy.

         The Code (section 817(h)) and regulations promulgated thereunder by the Secretary of the Treasury (the "Treasury") prescribe diversification standards for the investments of Separate Account II which must be met in order for the Policy to be treated as a life insurance contract for federal tax purposes. Separate Account II, through the Funds, intends to comply with the diversification requirements prescribed by the Treasury. Although we do not control the Funds, we have entered into agreements regarding participation in the Funds which require the Funds to be operated in compliance with the requirements prescribed by the Treasury. Thus, we believe that Separate Account II will be treated as adequately diversified for federal tax purposes.

         In certain circumstances, variable contract owners may be considered the owners, for federal tax purposes, of the assets of the separate account used to support such contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable contract owners' gross income annually as earned. The Internal Revenue Service (the "Service") has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury has announced, in connection with the issuance of regulations concerning diversification requirements, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset [i.e. separate] account may cause the investor, rather than the insurance company, to be treated as the owner of the assets of the account." This announcement also stated that guidance would be issued by the way of regulation or published rulings on the "extent to which policyholders may direct their investments to particular sub-accounts [of a separate account] without being treated as owners of the underlying assets."

         The ownership rights under the Policy are similar to, but different in certain respects from, those present in situations addressed by the Service in rulings in which it was determined that contract owners were not owners of separate account assets. For example, you have the choice of more Funds to which to allocate premiums and cash values and may be able to reallocate more frequently than in such rulings. These differences could result in you being considered, under the standard of those rulings, the owner of the assets of Separate Account II. To ascertain the tax treatment of our policyowners, we have requested, with regard to a policy similar to this Policy, a ruling from the Service that we, and not our policyowners, are the owner of the assets of the separate account there involved for federal income tax purposes. The Service informed us that it will not rule on the request until issuance of the promised guidance referred to in the preceding paragraph. Because we do not know what standards will be set forth in the regulations or revenue rulings which the Treasury has stated it expects to issue, we have reserved the right to modify our practices to attempt to prevent you from being considered the owner of the assets of Separate Account II.

         Frequently, if the Service or the Treasury sets forth a new position which is adverse to taxpayers, the position is applied on a prospective basis only. Thus, if the Service or the Treasury were to issue regulations or a ruling which treated you as the owner of the assets of Separate Account II, that treatment might only apply on a prospective basis. However, if the ruling or regulations were not considered to set forth a new position, you might be retroactively determined to be the owner of a portion of the assets of Separate Account II for tax purposes.

         The following discussion assumes that the Policy will qualify as a life insurance contract for federal tax purposes.

         Tax Treatment of Policy Proceeds. The Policies should receive the same Federal income tax treatment as fixed benefit life insurance. As a result, the Life Insurance Proceeds payable under either benefit option are excludable from the gross income of the Beneficiary under section 101 of the Code, and you will not be deemed to be in constructive receipt of the Surrender Value under a Policy until actual surrender. If proceeds payable upon death of the Insured are paid under optional payment Plan 4 (interest income), the interest payments will be includable in the Beneficiary's income. If proceeds payable on death are applied under optional payment plan 3 and the Beneficiary is at an advanced age at such time, such as age 80 or older, it is possible that payments would be treated in a manner similar to that under Plan 4. If the proceeds payable upon death of the Insured are paid under one of the other optional payment plans, the payments will be prorated between amounts attributable to the death benefit which will be excludable from the Beneficiary's income and amounts attributable to interest which will be includable in the Beneficiary's income. In the event of certain cash distributions under the Policy resulting from any change which reduces future benefits under the Policy, the distribution will be taxed . The Policies should receive the same Federal income tax treatment as fixed benefit life insurance. As a result, the Life Insurance Proceeds payable under either benefit option are excludable from the gross income of the Beneficiary under section 101 of the Code, and you will not be deemed to be in constructive receipt of the Surrender Value under a Policy until actual surrender. If proceeds payable upon death of the Insured are paid under optional payment Plan 4 (interest income), the interest payments will be includable in the Beneficiary's income. If proceeds payable on death are applied under optional payment plan 3 and the Beneficiary is at an advanced age at such time, such as age 80 or older, it is possible that payments would be treated in a manner similar to that under Plan 4. If the proceeds payable upon death of the Insured are paid under one of the other optional payment plans, the payments will be prorated between amounts attributable to the death benefit which will be excludable from the Beneficiary's income and amounts attributable to interest which will be includable in the Beneficiary's income. In the event of certain cash distributions under the Policy resulting from any change which reduces future benefits under the Policy, the distribution will be taxed in whole or in part as ordinary income (to the extent of gain in the Policy). See discussion above, "Tax Status of the Policy."

         For an Insured who survived beyond the end of the Commissioners' 1980 Standard Ordinary Mortality Table, there may be a question about taxation of death benefit proceeds and constructive receipt. Because we continue to charge for the insurance risk beyond age 100, we believe that the proceeds will continue to be protected from taxation. Therefore, we have no current plans to withhold or report taxes in this situation.

         Except as noted below, a loan received under a Policy will be treated as your indebtedness, so that no part of any loan under a Policy will constitute income to you so long as the Policy remains in force, and a partial surrender under a Policy will not constitute income except to the extent it exceeds the total premiums paid for the Policy (reduced by any amounts previously withdrawn which were not treated as income). However, with respect to the portion of any loan that is attributable to cash value in excess of the total premium payments under the Policy, it is possible that the Service could treat you as being in receipt of certain amounts of income.

         Generally, interest paid on loans under a Policy will not be tax deductible, except in the case of certain loans under a Policy covering a "key person." A tax adviser should be consulted before taking any policy loan.

         The right to exchange the Policy for a permanent fixed benefit policy (see "Exchange Privilege" ), the right to change Owners (see "Change of Owner"), the provision for surrenders, the right to change from one death benefit option to another, and other changes reducing future death benefits may have tax consequences depending on the circumstances of such exchange, change or surrender. Upon complete surrender, if the amount received plus the Policy Debt exceeds the total premiums paid (less any amounts treated as previously withdrawn by you), the excess generally will be treated as ordinary income.

         Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary.

         Tax Treatment of Policy Loans and Other Distributions. The Technical Miscellaneous Revenue Act of 1988 (TAMRA) includes the following provisions, which affect the taxation of distributions (other than proceeds paid at the death of the insured) from life insurance contracts:

          1. If premiums are paid more rapidly than the rate defined by a "7-Pay Test," the Policy will be classified as a "modified endowment contract." This test applies a cumulative limit on the amount of payments that can be made into a Policy in order to avoid modified endowment contract treatment.

          2. Any Policy received in exchange for a policy classified as a modified endowment contract will be treated as a modified endowment contract regardless of whether it meets the 7-Pay Test.

          3. Loans (including unpaid interest thereon) from a Policy classified as a modified endowment contract will be considered distributions.

          4. Distributions (including partial surrenders, loans and loan interest, assignments and pledges) from a Policy classified as a modified endowment contract will be taxed first as distributions of income from the Policy (to the extent that the cash value of the Policy, before reduction by any surrender charge or loan, exceeds the total premiums paid less any previous untaxed withdrawals), and then as a non-taxable recovery of premium.

          5. A penalty tax of 10% will be imposed on distributions includable in income (including complete and partial surrenders, loans and loan interest, assignments and pledges) from a Policy classified as a modified endowment contract, unless such distributions are made (1) after you attain age 59 1/2, (2) because you have become disabled, or (3) as substantially equal annuity payments over your life or life expectancy (or over the joint lives or life expectancies of you and your beneficiary).

         In order to avoid classification as a modified endowment contract, a Policy must not have been issued in exchange for a modified endowment contract, and premiums paid under the Policy must not be paid more rapidly than the 7-Pay Test allows. We will provide you guidance as to the amount of premium payments that may be paid if you wish to avoid treatment of the Policy as a modified endowment contract.

         Additionally, all life insurance contracts which are treated as modified endowment contracts and which are issued by us or any of our affiliates with the same person designated as the owner within the same calendar year will be aggregated and treated as one contract for purposes of determining any tax on distributions.

         The provisions of TAMRA are complex and are open to considerable variation in interpretation. You should consult your tax advisor before making any decisions regarding increases or decreases in or additions to coverage or distributions from your Policy.

         Taxation of Life of Virginia. Because of our current status under the Code, we do not expect to incur any Federal income tax liability that would be chargeable to Separate Account II. Based upon this expectation, no charge is being made currently to Separate Account II for Federal income taxes. If, however, we determine that such taxes may be incurred, we may assess a charge for those taxes from Separate Account II.

         We may also incur state and local taxes (in addition to premium taxes for which a deduction from premiums is currently made) in several states. At present, these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes attributable to Separate Account II may be made.

         Income Tax Withholding. Generally, unless you provide us with a written election to the contrary before a distribution is made, we are required to withhold income taxes from any portion of the money received by you upon surrender of the Policy (and if the Policy is a modified endowment contract, upon a partial surrender or a Policy loan). If you request that no taxes be withheld, or if we do not withhold a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability. You may, therefore, want to consult a tax advisor.

The foregoing discussion is general and is not intended as tax advice.

         Other Considerations. Any person concerned about these tax implications should consult a competent tax advisor. This discussion is based on our understanding of the present Federal income tax laws as they are currently interpreted by the Service. No representation is made as to the likelihood of continuation of these current laws and interpretations. It should be further understood that the foregoing discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

LEGAL DEVELOPMENTS REGARDING EMPLOYMENT-RELATED BENEFIT PLANS

         In 1983, the Supreme Court held in Arizona Governing Committee v. Norris, that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. The Policy contains guaranteed cost of insurance rates and guaranteed purchase rates for certain settlement options that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Policy may be purchased.

 ADDITIONAL INFORMATION

         Sale of Policies. The Policies will be sold by our licensed life insurance agents who are also registered representatives of Forth Financial Securities Corporation, the principal underwriter of the Policies, or of broker-dealers who have entered into written sales agreements with the principal underwriter. Forth Financial Securities Corporation, a Virginia Corporation, located at 6610 W. Broad Street, Richmond, Virginia 23230, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and a member of the National Association of Securities Dealers, Inc. Forth Financial Securities Corporation also serves as principal underwriter for other variable life insurance and variable annuity policies issued by us. However, no amounts have been retained by Forth Financial Securities Corporation for acting as principal underwriter of these other policies.

         Our writing agents will receive commissions based on a commission schedule and rules. First-year commissions depend on the Insured's Age, risk class, and the size of the policy. In the first Policy Year, the agent will receive a commission of up to .95% of the maximum commissionable premium plus up to ____% of premiums paid in excess of the maximum commissionable premium. In renewal years, the agent receives up to ____% of the premiums paid. A trail commission equal to an annual rate of ____% of Account Value may be paid on Policies.

         Other Information. A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

         Litigation. No legal or administrative proceeding is pending that would have a material effect upon Separate Account II.

         Legal Matters. The legal matters in connection with the Policy described in this prospectus have been passed on by J. Neil McMurdie, Associate
Counsel and Assistant Vice President of Life of Virginia.   Sutherland, Asbill &
Brennan LLP of Washington, D.C. has provided advice on matters relating to the federal securities laws.

         Experts.

         KPMG Peat Marwick LLP. The consolidated balance sheet of The Life Insurance Company of Virginia and subsidiary as of December 31, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for the nine months ended December 31, 1996 and the preacquisition three months period ended March 31, 1996, and the Statement of Assets and Liabilities of Life of Virginia Separate Account II as of December 31, 1996 and the related statements of operations and changes in net assets for the year or period then ended have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified KPMG Peat Marwick LLP. The consolidated financial statements of Life of Virginia and subsidiaries as of December 31, 1996, and for the nine month period ended December 31, 1996, and the reacquisition three month period ended March 31, 1996, and the financial statements of Separate Account II as of December 31, 1996, and for the year or periods then ended have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in account and auditing.

         Ernst & Young LLP. The consolidated financial statements of The Life Insurance Company of Virginia and subsidiaries at December 31, 1995 and for each of the two years in the period ended December 31, 1995 and the statements of operations and statements of changes in net assets of Life of Virginia Separate Account II for each of the two years or periods ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon also appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts Ernst &
Young LLP. The consolidated financial statements of Life of Virginia and subsidiaries as of December 31, 1995, and for each of the two years in the period ended December 31, 1995, and the statements of operations and statements of changes in net assets of Separate Account II for the two years or periods ended December 31, 1995, appearing in this Prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon also appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of said firm as experts in account and auditing.

         Actuarial Matters. Actuarial matters included in this prospectus have been examined by Bruce E. Booker, an actuary of Life of Virginia, whose opinion is filed as an exhibit to the registration statement.

         Change in Auditors. Subsequent to the acquisition of us by GNA Corporation on April 1, 1996, we selected KPMG Peat Marwick LLP to be our auditor. Accordingly, our principal auditor has changed for the year ending December 31, 1996, from Ernst & Young LLP, to KPMG Peat Marwick LLP. The former auditors were dismissed and KPMG Peat Marwick LLP was retained because KPMG Peat Marwick LLP is the auditor for GE Capital, the indirect parent of GNA Corporation. This change of auditors was approved by the members of our Board of Directors.

         Neither KPMG Peat Marwick LLP's nor Ernst & Young LLP's reports on the financial statements contains any adverse opinions or a disclaimer of opinion, or was qualified or modified as a uncertainty or audit scope. Furthermore, there were no disagreements with either on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which would have caused them to make reference to the subject matter of the disagreement in connection with their reports.

         Financial Statements. The consolidated financial statements of Life of Virginia and subsidiaries included herein should be distinguished from the financial statements of Separate Account II and should be considered only as bearing on our ability to meet our obligations under the Policies. Such consolidated financial statements of Life of Virginia and subsidiaries should not be considered as bearing on the investment performance of the assets held in Separate Account II.

        [Financial Statements to be included by Pre-Effective Amendment]

                                    Part II

                               OTHER INFORMATION

UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

         The Life Insurance Company of Virginia's By-laws provide, in Article V,
Section 5, for indemnification of directors, officers and employees of the Company.

         Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provision, or otherwise under circumstances where the burden of proof set forth in Section 11(b) of the Act has not been sustained, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)

         Life of Virginia hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Life of Virginia.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following Papers and Documents:

         The facing sheet.
         The prospectus consisting of ___ pages.
         The undertaking to file reports.
         The Rule 484 undertaking.
         Representation pursuant to Section 26(e)(2)(A).
         The Signatures.
         Written consents of the following persons:

         (a)      J. Neil McMurdie (10)

         (b)      Messrs. Sutherland, Asbill & Brennan LLP (10)

         (c)      Bruce E. Booker, F.S.A. (10)

         (d)      KPMG Peat Marwick LLP (10)

         (e)      Ernst & Young LLP (10)

         The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

(1)(a) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of Separate Account II. (1)

(1)(b) Resolution of the Board of Directors of Life of Virginia authorizing the addition of Investment Subdivisions to Separate Account II. (1)

(1)(c) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of Investment Subdivisions of Separate Account II which invest in shares of the Fidelity Variable Insurance Products Fund II Asset Manager Portfolio and Neuberger and Berman Advisers Management Trust Balanced Portfolio. (1)

(1)(d) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of Investment Subdivisions of Separate Account II which invest in shares of Janus Aspen Series, Growth Portfolio, Aggressive Growth Portfolio and Worldwide Growth Portfolio. (3)

(1)(e) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of Investment Subdivisions of Separate Account II which invest in shares of the Utility Fund of the Investment Management Series. (4)

(1)(f) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of two additional Investment Subdivisions of Separate Account II which invest in shares of the Corporate Bond Fund of the Insurance Management Series and the Contrafund Portfolio of the Variable Insurance Products Fund II. (4)

(1)(g) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of four additional Investment Subdivisions of Separate Account II which invest in shares of the Alger American Growth Portfolio and the Alger American Small Capitalization Portfolio of The Alger American Fund, and the Balanced Portfolio and Flexible Income Portfolio of the Janus Aspen Series. (6)

(1)(h) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of two additional Investment Subdivisions of Separate Account 4 investing in shares of the Federated American Leaders Fund II of the Federated Insurance Series, and the International Growth Portfolio of the Janus Aspen Series. (7)

(1)(i) Resolution of the Board of Directors of Life of Virginia authorizing additional Investment Subdivisions investing in shares of Growth and Income Portfolio and Growth Opportunities Portfolio of Variable Insurance Products Fund III; Growth II Portfolio and Large Cap Growth Portfolio of the PBHG Insurance Series Fund, Inc.; and Global Income Fund and Value Equity Fund of GE Investments Funds, Inc. (8)

(1)(j) Resolution of the Board of Directors of Life of Virginia authorizing additional Investment Subdivisions investing in shares of Capital Appreciation Portfolio of Janus Aspen Series. (8)

1A(2)             Not Applicable

1A(3)(a)          Underwriting Agreement (1)

1A(3)(b)(i)       Underwriting Agreement dated April 2, 1996, between The Life
                  Insurance Company of Virginia and Fourth Financial Securities
                  Corporation. (7)

1A(3)(b)(ii)      Selling Agreement (1)

1A(4)             Not Applicable

1A(5)             Policy Form, Commonwealth Four

1A(5)(a)          Endorsement to policy (9)
                  (a) Accelerated Benefit Rider
                  (b) Disability Benefit Rider
                  (c) Disability Benefit Rider
                  (d) Insurance Rider for Additional Insured Person
                  (e) Children's Insurance Rider
                  (f) Accidental Death Benefit Rider
                  (g) Guarantee Account Rider
                  (h) Unisex Rider
                  (i) Unit Value Endorsement

1A(6)(a)          Articles of Incorporation of The Life Insurance Company of
                  Virginia (1)

1A(6)(b)          By-Laws of The Life Insurance Company of Virginia (1)


1A(7)             Not Applicable

1A(8)(a)          Stock Sale Agreement (1)

1A(8)(a)(i)       Amendment to Stock Sale Agreement between The Life Insurance
                  Company of Virginia and Life of Virginia Series Fund, Inc. (1)

1A(8)(b) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation, and The Life Insurance Company of Virginia. (7)

1A(8)(b)(i)       Amendment to Participation Agreement among Variable Insurance
                  Products Fund, Fidelity Distributors Corporation, and The Life
                  Insurance Company of Virginia. (7)

1A(8)(b)(ii)      Participation Agreement among Variable Insurance Products
                  Fund, Fidelity Distributors Corporation, and The Life
                  Insurance Company of Virginia. (1)

1A(8)(c) Agreement between Oppenheimer Variable Account Funds, Oppenheimer Management Corporation, and The Life Insurance Company of Virginia. (1)

1A(8)(d) Amendment to the Participation Agreement between Oppenheimer Variable Account Funds, Oppenheimer Management Corporation, and The Life Insurance Company of Virginia. (1)

1A(8)(e) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and The Life Insurance Company of Virginia. (1)

1A(8)(f) Sales Agreement between Advisers Management Trust and The Life Insurance Company of Virginia. (1)

1A(8)(g) Amendment to Sales Agreement between Advisers Management Trust and The Life Insurance Company of Virginia. (1)

1A(8)(h) Fund Participation Agreement between Janus Aspen Series and The Life Insurance Company of Virginia. (3)

1A(8)(i) Fund Participation Agreement between Insurance Management Series, Federated Securities Corporation, and The Life Insurance Company of Virginia. (4)

1A(8)(j) Fund Participation Agreement between The Alger American Fund, Fred Alger and Company, Inc., and The Life Insurance Company of Virginia. (6)

1A(8)(k) Fund Participation Agreement between Variable Insurance Products Fund III and The Life Insurance Company of Virginia.
                  (8)

1A(8)(l) Fund Participation Agreement between PBHG Insurance Series Fund, Inc., and The Life Insurance Company of Virginia. (8)

1A(9)             Administrative Agreement (1)

1A(10)            Application for Commonwealth Four Policy (1)

2                 See Exhibit 1(A)5

3(a)              Opinion and Consent of Counsel (10)

3(b)              Consent of Messrs. Sutherland, Asbill & Brennan LLP (10)

3(c)              Consent of KPMG Peat Marwick LLP (10)

3(d)              Consent of Ernst & Young LLP (10)

4                 Not Applicable

5                 Not Applicable

6                 Opinion and Consent of Bruce E. Booker, Actuary (10)

7 Memorandum describing Life of Virginia's Issuance, Transfer, Redemption and Exchange Procedures for the Policies. (10)

8 Undertaking to Guarantee performance of obligations of principal underwriter. (1)

9                 Power of Attorney (2)
                  Power of Attorney dated April 2, 1996. (7)
                  Power of Attorney dated April 16, 1997. (8)

--------------------
1. Filed April 24, 1992 with Post-Effective Amendment Number 7 to Forms S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

2. Filed April 30, 1993 with Post-Effective Amendment Number 8 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

3. Filed April 29, 1994 with Post-Effective Amendment Number 9 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

4. Filed January 3, 1995 with Post-Effective Amendment Number 10 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

5. Filed April 28, 1995 with Post-Effective Amendment Number 11 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

6. Filed September 28, 1995 with Post-Effective Amendment Number 12 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

7. Filed May 1, 1996 with Post-Effective Amendment Number 13 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

8. Filed May 1, 1997 with Post-Effective Amendment Number 14 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651

9. Filed November 17, 1997 with Pre-Effective Amendment No. 1 to Form S-6 for Life of Virginia Separate Account II, Registration Number 333-32071.

10.    To be Filed by Pre-Effective Amendment

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, Life of Virginia Separate Account II has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the County of Henrico in the Commonwealth of Virginia, on the 24th day of November, 1997.

Life of Virginia Separate Account II

(Seal) The Life Insurance Company of Virginia
                  (Depositor)

Attest: /s/ Laura Deusebio
       --------------------

By: /s/ Selwyn L. Flournoy, Jr.
   -----------------------------
   Selwyn L. Flournoy, Jr.
   Senior Vice President

         Pursuant to the requirements of the Securities Act of 1933, The Life Insurance Company of Virginia certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the County of Henrico in the Commonwealth of Virginia on the 24th day of November, 1997.

(Seal) The Life Insurance Company of Virginia

Attest: /s/ Laura Deusebio
       ---------------------

By: /s/ Selwyn L. Flournoy, Jr.
   -------------------------------
   Selwyn L. Flournoy, Jr.
   Senior Vice President

         Given under my hand this 24th day of November, 1997 in the City/County of Henrico, Commonwealth of Virginia.

                                               /s/ Laura Deusebio
                                             ------------------------------
                                             Notary Public

My Commission Expires January 31, 2000

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Signature                           Title                              Date
---------                           -----                              ----

/s/RONALD V. DOLAN           Director, Chairman of the Board   November 24, 1997
------------------
Ronald V. Dolan

/s/PAUL E. RUTLEDGE          Director, President, and          November 24, 1997
-------------------          Chief Operating Officer
Paul E. Rutledge III

/s/ SELWYN L. FLOURNOY, JR.  Director, Senior Vice President   November 24, 1997
---------------------------  Chief Financial Officer
Selwyn L. Flournoy, Jr.


/s/LINDA L. LANAM            Director, Senior Vice President   November 24, 1997
-----------------
Linda L. Lanam

/s/ROBERT D. CHINN           Director, Senior Vice President   November 24, 1997
------------------
Robert D. Chinn

/s/VICTOR C. MOSES           Director                          November 24, 1997
------------------
Victor C. Moses

/s/GEOFFREY S. STIFF         Director                          November 24, 1997
--------------------
Geoffrey S. Stiff

By /s/ Selwyn L. Flournoy, Jr., pursuant to Power of Attorney executed on April 16, 1997.

                                  Exhibit List

1A(5)             Policy Form, Commonwealth Four